                                               Filed Pursuant to Rule 424(b)(5)
                                                    File No. 333-48355/48355-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 24, 1998)

                                 $450,000,000
                                     LOGO
                          Tommy Hilfiger U.S.A., Inc.

                       $250,000,000 6.50% NOTES DUE 2003
                       $200,000,000 6.85% NOTES DUE 2008

        Payment of principal and interest unconditionally guaranteed by

                          Tommy Hilfiger Corporation

                               ----------------
                    Interest payable June 1 and December 1
                               ----------------
THE 6.50% NOTES WILL MATURE ON JUNE  1, 2003 (THE "2003 NOTES"), AND THE 6.85%
 NOTES WILL MATURE ON JUNE 1, 2008 (THE "2008 NOTES") (COLLECTIVELY THE "NOTES"). THE NOTES WILL BE UNSECURED SENIOR OBLIGATIONS OF TOMMY HILFIGER
  U.S.A.,  INC.  (THE  "COMPANY"),  RANKING  ON  A  PARITY  WITH  ALL  OTHER
   UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY. THE NOTES WILL
   BE  UNCONDITIONALLY GUARANTEED  AS TO  PRINCIPAL AND  INTEREST BY  TOMMY
    HILFIGER  CORPORATION, THE  PARENT  CORPORATION  OF  THE COMPANY  (THE
     "GUARANTOR"). THE GUARANTEES OF THE NOTES (THE "GUARANTEES") WILL BE UNSECURED SENIOR OBLIGATIONS OF THE GUARANTOR AND WILL RANK ON A
      PARITY WITH ALL OTHER UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF
       THE GUARANTOR. THE NOTES WILL  BE REDEEMABLE AS SET FORTH HEREIN
       UNDER  "DESCRIPTION OF  THE NOTES  AND THE  GUARANTEES--OPTIONAL
        REDEMPTION." THE NOTES  WILL ALSO BE REDEEMABLE  AT THE OPTION
        OF  THE GUARANTOR, IN WHOLE BUT NOT IN PART, IF THE  GUARANTOR
         WOULD BE REQUIRED TO PAY  ADDITIONAL AMOUNTS WITH RESPECT TO
          THE NOTES  AS  A RESULT  OF  CHANGES  IN THE  LAWS  OF ANY
          JURISDICTION  IN WHICH THE  GUARANTOR IS RESIDENT FOR  TAX
           PURPOSES.  SEE  "DESCRIPTION   OF  DEBT  SECURITIES  AND
            GUARANTEES--OPTIONAL    TAX    REDEMPTION"   IN    THE
            ACCOMPANYING PROSPECTUS. EACH SERIES  OF NOTES WILL BE
             REPRESENTED BY  ONE OR  MORE GLOBAL  DEBT SECURITIES
              REGISTERED IN  THE  NAME OF  THE  DEPOSITORY TRUST
              COMPANY   ("DTC")  OR   ITS  NOMINEE.   BENEFICIAL
               INTERESTS IN THE GLOBAL  DEBT SECURITIES WILL BE
                SHOWN  ON,  AND   TRANSFERS  THEREOF  WILL   BE
                EFFECTED  THROUGH, RECORDS  MAINTAINED BY  DTC
                 OR  ITS  PARTICIPANTS. EXCEPT  AS  DESCRIBED
                 HEREIN,  NOTES IN  DEFINITIVE FORM WILL  NOT
                 BE  ISSUED. SEE  "DESCRIPTION  OF THE  NOTES
                 AND THE  GUARANTEES--BOOK-ENTRY SYSTEM, FORM
                 AND  DELIVERY"  HEREIN AND  "DESCRIPTION  OF
                 DEBT   SECURITIES   AND   GUARANTEES--GLOBAL
                 NOTES" IN THE ACCOMPANYING PROSPECTUS.

                               ----------------

   THE NOTES HAVE BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE,
                    SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.

                               ----------------

        SEE "RISK FACTORS" BEGINNING ON PAGE S-13 FOR INFORMATION THAT
                SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR THE PROSPECTUS  TO WHICH IT RELATES. ANY  REPRESENTATION TO THE
       CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

            2003 NOTES--PRICE 99.848% AND ACCRUED INTEREST, IF ANY 2008 NOTES--PRICE 99.755% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                 UNDERWRITING
                                     PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                    PUBLIC(1)   COMMISSIONS(2) COMPANY(1)(3)
                                   ------------ -------------- -------------
Per 2003 Note....................     99.848%        .600%        99.248%
Total............................  $249,620,000   $1,500,000   $248,120,000
Per 2008 Note....................     99.755%        .650%        99.105%
Total............................  $199,510,000   $1,300,000   $198,210,000

--------
  (1) Plus accrued interest, if any, from May 8, 1998.
  (2) The Company and the Guarantor have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (3) Before deducting expenses payable by the Company estimated at $825,000.

                               ----------------

  The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to the approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the Underwriters. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about May 8, 1998, against payment therefor in immediately available funds.
                               ----------------

MORGAN STANLEY DEAN WITTER
                             CHASE SECURITIES INC.
                                                           SALOMON SMITH BARNEY

May 5, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               ----------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE GUARANTOR OR ANY UNDERWRITER, AGENT OR DEALER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT WITH THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE GUARANTOR SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT

                                   PAGE
                                   -----
Prospectus Supplement Summary.....  S-3
Risk Factors......................  S-13
Exchange Rates....................  S-14
Use of Proceeds...................  S-14
The Proposed Acquisition..........  S-15
Capitalization....................  S-16
Unaudited Pro Forma Combined
 Financial Statements.............  S-17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  S-22
Business of Tommy Hilfiger........  S-27
Businesses of the Acquired
 Companies........................  S-32
Description of the Notes and the
 Guarantees.......................  S-35
Underwriters......................  S-37


             PROSPECTUS

                                     PAGE
                                     ----
Available Information..............    2
Incorporation of Certain Documents
 by Reference......................    2
Enforceability of Civil Liabilities
 and Related Matters...............    4
Tommy Hilfiger.....................    5
The Proposed Acquisition...........    5
Use of Proceeds....................    6
Ratio of Earnings to Fixed Charges
 of the Guarantor..................    6
Description of Debt Securities and
 Guarantees........................    7
Plan of Distribution...............   19
Validity of Offered Debt
 Securities........................   20
Experts............................   20

                               ----------------

  THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECT," "MANAGEMENT EXPECTS," "TOMMY HILFIGER BELIEVES" AND SIMILAR WORDS OR PHRASES. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS INCLUDING THE RISKS DESCRIBED UNDER "RISK FACTORS." SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED.

                               ----------------

  The names TOMMY HILFIGER(R) and TOMMY JEANS(R), the distinctive red, white and blue flag logo, the crest and the green eyelet are registered trademarks of a wholly owned subsidiary of the Company. The name HILFIGER ATHLETICS(TM) is a trademark of such subsidiary, for which an application for registration is pending.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following Prospectus Supplement Summary should be read in conjunction with the other information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference therein. The Guarantor, collectively with its subsidiaries, including the Company, is referred to in this Prospectus Supplement as "Tommy Hilfiger." Capitalized terms used in this summary that have not previously been defined or are not defined in this summary are defined elsewhere in this Prospectus Supplement or the accompanying Prospectus.

                                 TOMMY HILFIGER

  Tommy Hilfiger designs, sources and markets men's sportswear and childrenswear under the TOMMY HILFIGER(R) trademark. Through a range of strategic licensing agreements, Tommy Hilfiger continues to expand its product lines to offer a broader array of apparel, accessories, footwear and fragrance for men, women and children, as well as a home furnishings collection. Tommy Hilfiger's products can be found in leading department and specialty stores throughout the United States, Canada, Europe, Mexico, Central and South America, Japan, Hong Kong and other Far East locations. The Company and its subsidiaries carry out all of Tommy Hilfiger's operations in the United States. Following the Acquisition described below, the Company and its subsidiaries will also carry out all of Tommy Hilfiger's operations in Canada.

  Mr. Hilfiger is the principal designer and provides leadership and direction for all aspects of the design process. TOMMY HILFIGER(R) sportswear is designed to combine classic American styling with unique details and fit to give time-honored basics a fresh and updated look for customers who desire high quality, designer clothes at competitive prices.

  Tommy Hilfiger's principal growth strategy has been to expand its in-store shop program, whereby participating retailers set aside floor space highlighted by distinctive fixtures dedicated for the exclusive sale of Tommy Hilfiger's products by the retailer. Tommy Hilfiger expects to continue to pursue this strategy by increasing the number and size of its in-store shops in the United States and internationally. In the United States, the men's in-store shop program totaled 1,175 shops at December 31, 1997 compared with 1,026 shops at December 31, 1996. In addition, as of December 31, 1997, Tommy Hilfiger had established 1,178 fixtured areas in department stores where its childrenswear is sold compared with 1,010 at December 31, 1996. In addition, Tommy Hilfiger continues its program to expand certain existing shops.

  In addition to continuing to expand the in-store shop program, Tommy Hilfiger plans to grow by broadening its range of product offerings, both in-house and through licensing arrangements, and by expanding its channels of distribution. Through the expansion of its product lines, Tommy Hilfiger believes it will serve a wider variety of customer needs. Since 1992, Tommy Hilfiger has introduced several in-house products, including boyswear, childrenswear for infants and toddlers, swimwear, athleticwear, caps and bags. Additionally, Tommy Hilfiger has expanded its offerings through licensing agreements including men's and women's fragrances, jeanswear, women's casualwear, footwear and other accessories.

  As of March 31, 1998, Tommy Hilfiger operated 56 outlet stores and nine specialty retail stores, including a store in London, England, and currently plans to open approximately ten additional outlet stores by March 31, 1999. Tommy Hilfiger also opened a flagship store in Beverly Hills, California in November 1997 and plans to open a flagship store in London, England by Spring 1999. See "Business of Tommy Hilfiger."

                            THE PROPOSED ACQUISITION

  On February 1, 1998, Tommy Hilfiger announced that it had entered into a stock purchase agreement with Pepe Jeans London Corporation ("PJLC") to acquire Pepe Jeans USA, Inc., Tommy Hilfiger's United States womenswear and jeanswear licensee ("Pepe USA"), and TJ Far East Limited, Pepe USA's buying agency affiliate ("Pepe Far East" and, together with its subsidiaries and Pepe USA, "Pepe Jeans") (such stock purchases, the "Acquisition"). In the Acquisition, the Guarantor, through its wholly owned subsidiaries, will purchase Pepe Jeans for an aggregate purchase price of $755,760,000 in cash plus 9,045,930 Ordinary Shares, par value $.01 per share, of the Guarantor ("Ordinary Shares"). Immediately following the Acquisition, Pepe USA will purchase from Lawvest Holdings Inc. ("Lawvest") all of the outstanding shares of Tomcan Investments Inc. ("Tomcan"), the parent corporation of Tommy Hilfiger Canada Inc., Tommy Hilfiger's Canadian licensee ("TH Canada" and, together with Tomcan, "Tommy Canada" and, collectively with Pepe Jeans, the "Acquired Companies"), with funds provided by PJLC using proceeds from the cash consideration to be paid in the Acquisition. See "The Proposed Acquisition."

                      BUSINESSES OF THE ACQUIRED COMPANIES

  Pursuant to a license granted by Tommy Hilfiger, Pepe USA has exclusive United States rights to develop, source and market men's, women's and girls' jeanswear and jeans-related apparel, including women's and girls' casualwear, bearing the TOMMY JEANS(R) and TOMMY HILFIGER(R) trademarks. Pepe USA markets its products principally through in-store shops and fixtured areas in leading department stores and through leading specialty stores. Pepe USA will be launching the TOMMY JEANS(R) women's line, which will include jeanswear and jeans-related apparel for young women, in Fall 1998. Pepe Far East and its subsidiaries perform buying agency services for womenswear and jeanswear under the TOMMY HILFIGER(R) and TOMMY JEANS(R) trademarks for both Pepe USA and Tommy Hilfiger's third-party distributors outside the United States.

  Pursuant to a license granted by Tommy Hilfiger, Tommy Canada has exclusive Canadian rights to source, manufacture and distribute apparel bearing the TOMMY HILFIGER(R) and TOMMY JEANS(R) trademarks, including men's sportswear and athleticwear, boys' sportswear, women's and girls' casualwear and men's, women's and girls' jeanswear. Tommy Canada markets TOMMY HILFIGER(R) and TOMMY JEANS(R) products principally through leading specialty stores and through in-store shops and fixtured areas in leading department stores. See "Businesses of the Acquired Companies."

                          REASONS FOR THE ACQUISITION

  Tommy Hilfiger believes that the acquisition of the U.S. womenswear and jeanswear businesses and the Canadian business will enhance shareholder value by providing significant strategic, financial and other benefits:

  . BRAND DEVELOPMENT Combining the major core components of its business under one corporate umbrella will afford increased control over the TOMMY HILFIGER(R) brand and greater leverage with its department store customers and suppliers. Tommy Hilfiger believes these factors are becoming increasingly important in the current global lifestyle brand business environment, particularly in light of the recent trends toward consolidation of Tommy Hilfiger's competitors as well as its department store customers.

  . OPPORTUNITY FOR ACCELERATED GROWTH Tommy Hilfiger believes the integration of these established high-growth, profitable business lines offers an excellent and unique opportunity to re-accelerate its growth rate in both revenue and earnings.

  . POTENTIAL FOR EARNINGS ACCRETION The Acquisition is expected to be meaningfully accretive in the first full year of combined operations, before giving effect to a one-time pre-tax charge of approximately $15 million to $20 million expected to be taken in the first quarter of fiscal 1999.

  . MANAGEMENT OWNERSHIP The Acquisition will result in Tommy Hilfiger's founding partners and senior-most management, Messrs. Silas K.F. Chou, Lawrence S. Stroll, Thomas J. Hilfiger and Joel J. Horowitz, once again becoming significant shareholders in the Guarantor through their beneficial ownership interests in PJLC, which will own approximately 19% of the outstanding shares of the Guarantor following the Acquisition.


  . SEAMLESS INTEGRATION Given the close working relationships between Tommy Hilfiger and each of Pepe Jeans and Tommy Canada as well as Tommy Hilfiger's divisional operating structure, Tommy Hilfiger believes the integration of the womenswear, jeanswear and Canadian businesses should be virtually seamless.

                                  THE OFFERING

Offered Securities..............  $250,000,000 principal amount of 6.50%
                                  Notes due 2003
                                  $200,000,000 principal amount of 6.85%
                                  Notes due 2008

Guarantees......................  The Notes will be unconditionally guaranteed as to principal and interest
                                  by the Guarantor.

Maturity Dates..................  2003 Notes--June 1, 2003
                                  2008 Notes--June 1, 2008

Interest Payment Dates..........  June 1 and December 1 of each year, commencing December 1, 1998

Ranking.........................  The Notes will be unsecured senior obligations of the Company and will rank pari passu in right of payment with the Company's obligations under all its existing and future unsecured and unsubordinated indebtedness.

                                  The Guarantees will be unsecured senior
                                  obligations of the Guarantor and will
                                  rank pari passu in right of payment with the Guarantor's obligations under all its existing and future unsecured and unsubordinated indebtedness.

Optional Redemption.............  The Notes will be redeemable in whole or in part, at the option of the Company, at any time, at redemption prices as set forth herein under "Description of the Notes and the Guarantees --Optional Redemption."

                                  The Notes will also be redeemable at the option of the Guarantor, in whole but not in part, if the Guarantor would be required to pay additional amounts with respect to the Notes as a result of changes in the laws of any jurisdiction in which the Guarantor is resident for tax purposes. See "Description of Debt Securities and Guarantees -- Optional Tax Redemption" in the accompanying Prospectus.

Listing.........................  The Notes have been approved for listing on the New York Stock Exchange, subject
                                  to official notice of issuance.

Certain Covenants...............  The Indenture governing the Notes contains certain covenants that, among
                                  other things, (1) limit the ability of
                                  the Guarantor and certain of its
                                  subsidiaries, including the Company, to
                                  create liens to secure indebtedness or
                                  enter into sale and leaseback
                                  transactions, (2) limit the ability of
                                  certain subsidiaries of the Guarantor
                                  (other than the Company) to incur
                                  indebtedness and (3) limit the ability of the Company or the Guarantor to engage in mergers and consolidations or transfer substantially all of the Company's or the Guarantor's assets. See "Description of Debt Securities and Guarantees" in the accompanying Prospectus.

Use of Proceeds.................  The net proceeds from the offering of the
                                  Notes will be used to finance a portion
                                  of the cash consideration payable in the Acquisition. See "The Proposed Acquisition" and "Use of Proceeds."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

  The following tables present summary historical financial information for Tommy Hilfiger, Pepe Jeans and Tommy Canada for each of the five fiscal years in the period ended March 31, 1997 and for the nine months ended December 31, 1997 and 1996. The summary financial information should be read in conjunction with the historical financial statements and related notes thereto of Tommy Hilfiger, Pepe Jeans and Tommy Canada and management's discussion and analysis of financial condition and results of operations incorporated into the accompanying Prospectus by reference or included elsewhere in this Prospectus Supplement. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The summary historical financial information of Tommy Hilfiger for each of the three fiscal years in the period ended March 31, 1997 has been derived from Tommy Hilfiger's audited financial statements and related notes thereto contained in the Guarantor's Current Report on Form 8-K dated April 1, 1998 (the "April 1, 1998 Current Report"). The summary historical financial information of Tommy Hilfiger for the fiscal years ended March 31, 1994 and 1993 has been derived from Tommy Hilfiger's audited financial statements. The summary financial information of Tommy Hilfiger as of and for the nine months ended December 31, 1997 and 1996 was derived from Tommy Hilfiger's unaudited financial statements and other information contained in the Guarantor's April 1, 1998 Current Report.

  The summary historical financial information of Pepe Jeans for each of the three fiscal years in the period ended March 31, 1997 has been derived from its audited combined financial statements incorporated into the accompanying Prospectus by reference to the Guarantor's Proxy Statement dated March 30, 1998 (the "Special Meeting Proxy Statement"). The summary financial information for Pepe Jeans for each of the two fiscal years in the period ended March 31, 1994 and as of and for the nine months ended December 31, 1997 and 1996 was derived from the unaudited combined financial statements of Pepe Jeans.

  The financial statements of Tommy Canada were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Material variations in Canadian GAAP from accounting principles generally accepted in the United States ("U.S. GAAP") are summarized in the notes to the respective financial statements of Tomcan and TH Canada incorporated into the accompanying Prospectus by reference to the Special Meeting Proxy Statement. The summary historical financial information for Tommy Canada for each of the three fiscal years in the period ended March 31, 1997 and as of and for the nine months ended December 31, 1997 has been derived from TH Canada's and Tomcan's respective audited financial statements incorporated by reference to the Special Meeting Proxy Statement. The summary historical financial information for Tommy Canada for the fiscal years ended March 31, 1994 and 1993 has been derived from TH Canada's audited financial statements. The summary financial information for Tommy Canada as of and for the nine months ended December 31, 1996 was derived from the unaudited financial statements of TH Canada incorporated by reference to the Special Meeting Proxy Statement.

  The interim financial data of Tommy Hilfiger, Pepe Jeans and Tommy Canada that are derived from unaudited financial statements are not necessarily indicative of results for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of the unaudited historical interim periods have been included.

  See "Exchange Rates" for information regarding historical exchange rates between U.S. dollars ("US$" or "$") and Canadian dollars ("C$").

                           TOMMY HILFIGER CORPORATION
                         (in thousands, except ratios)

                            NINE MONTHS ENDED
                               DECEMBER 31,               FISCAL YEAR ENDED MARCH 31,
                          ----------------------  --------------------------------------------
                             1997        1996       1997     1996     1995     1994     1993
                          ----------- ----------  -------- -------- -------- -------- --------
                          (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net revenue (a).........   $644,385    $491,235   $661,688 $478,131 $320,985 $227,201 $138,638
Cost of goods sold......    337,671     255,954    344,884  258,419  174,584  127,053   81,502
                           --------    --------   -------- -------- -------- -------- --------
Gross profit............    306,714     235,281    316,804  219,712  146,401  100,148   57,136
Selling, general and
 administrative
 expenses...............    182,476     141,145    190,976  132,270   85,954   58,702   33,181
                           --------    --------   -------- -------- -------- -------- --------
Income from operations..    124,238      94,136    125,828   87,442   60,447   41,446   23,955
Interest expense........      1,049         679        761      754      207      317    1,348
Investment income.......      5,127       4,539      6,181    5,712    3,217      637      219
                           --------    --------   -------- -------- -------- -------- --------
Income before income
 taxes..................    128,316      97,996    131,248   92,400   63,457   41,766   22,826
Provision for income
 taxes..................     42,534      33,931     44,866   30,900   22,742   16,422    8,220
                           --------    --------   -------- -------- -------- -------- --------
Net income..............   $ 85,782    $ 64,065   $ 86,382 $ 61,500 $ 40,715 $ 25,344 $ 14,606
                           ========    ========   ======== ======== ======== ======== ========
                            AS OF DECEMBER 31,                  AS OF MARCH 31,
                          ----------------------  --------------------------------------------
                             1997        1996       1997     1996     1995     1994     1993
                          ----------- ----------  -------- -------- -------- -------- --------
                          (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............   $148,911    $119,659   $109,908 $127,743 $ 86,031 $ 50,867 $ 18,671
Working capital.........    331,746     261,952    270,667  238,439  165,261  110,589   53,748
Total assets............    575,452     429,804    463,085  358,622  239,493  190,378   84,704
Short-term borrowings...      9,323       5,301      5,980   13,755   13,487   10,319    8,068
Long-term debt..........        --        1,581      1,510    1,789    2,064    2,341      --
Shareholders' equity....    488,416     372,781    397,464  301,338  209,024  161,715   68,700
OTHER DATA:
Ratio of earnings to
 fixed charges (b)......      26.6x       33.9x      36.2x    35.5x    66.6x    65.7x    14.4x

--------
(a) On October 1, 1995, Tommy Hilfiger entered into a license with the parent of Pepe USA for the manufacture, sale and distribution in the United States of men's, women's and girls' jeanswear and jeans-related apparel (which includes women's and girls' casualwear) bearing the TOMMY JEANS(R) and TOMMY HILFIGER(R) trademarks. Included in net revenue is royalty income of $13,311 and $5,894 for the nine months ended December 31, 1997 and 1996, respectively, and $9,963 and $1,915 in the fiscal years ended March 31, 1997 and 1996, respectively. Net revenue includes denim product sales prior to entering into this license of $12,370 and $9,104 during the fiscal years ended March 31, 1996 and 1995, respectively. Amounts for prior years are not material.
(b) For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of net income, provision for income taxes and fixed charges (less capitalized interest). Fixed charges are the sum of interest expense, the estimated interest portion of rental charges and capitalized interest.

           PEPE JEANS USA, INC. AND TJ FAR EAST LIMITED COMBINED (A)
                                 (in thousands)

                            NINE MONTHS ENDED
                              DECEMBER 31,                  FISCAL YEAR ENDED MARCH 31,
                         ----------------------- ----------------------------------------------------
                            1997        1996     1997 (b)    1996     1995       1994        1993
                         ----------- ----------- --------  --------  -------  ----------- -----------
                         (UNAUDITED) (UNAUDITED)                              (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net revenues (c) (d)....  $278,445    $158,267   $234,920  $ 89,029  $75,807    $89,408     $72,819
Cost of goods sold......   150,673      98,091    146,948    61,875   48,697     55,037      47,273
                          --------    --------   --------  --------  -------    -------     -------
Gross profit............   127,772      60,176     87,972    27,154   27,110     34,371      25,546
Selling, general and
 administrative
 expenses...............    65,198      38,366     69,046    35,657   26,710     31,729      27,960
                          --------    --------   --------  --------  -------    -------     -------
Income (loss) from
 operations.............    62,574      21,810     18,926    (8,503)     400      2,642      (2,414)
Interest expense, net...       838       1,278      1,650     1,543    1,533        641         608
                          --------    --------   --------  --------  -------    -------     -------
Income (loss) before
 income taxes...........    61,736      20,532     17,276   (10,046)  (1,133)     2,001      (3,022)
Provision for income
 taxes..................    24,977       4,074      2,113       400      338        335         892
                          --------    --------   --------  --------  -------    -------     -------
Net income (loss).......  $ 36,759    $ 16,458   $ 15,163  $(10,446) $(1,471)   $ 1,666     $(3,914)
                          --------    --------   --------  --------  -------    -------     -------
                           AS OF DECEMBER 31,                     AS OF MARCH 31,
                         ----------------------- ----------------------------------------------------
                            1997        1996     1997 (B)    1996     1995       1994        1993
                         ----------- ----------- --------  --------  -------  ----------- -----------
                         (UNAUDITED) (UNAUDITED)                              (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............  $  5,325    $  3,360   $  2,092  $  2,407  $   221    $   446     $ 3,256
Working capital.........    56,279      30,212     27,717    21,373   16,753     21,402      29,694
Total assets............   141,155      98,332    106,507    55,993   43,906     48,890      45,497
Short-term borrowings...    13,228      24,716     16,665    11,939   10,376      7,439       3,925
Long-term debt..........    58,634      48,310     48,384    43,079   17,500     17,500      17,500
Shareholders' equity
 (deficiency)...........    34,244       3,205      1,931   (13,355)   7,595      9,108      11,187

--------
(a) The information presented reflects the financial statements of Pepe USA and Pepe Far East, which have been combined due to their common ownership. All material intercompany transactions and balances have been eliminated.
(b) During the year ended March 31, 1997, Pepe USA recorded a restructuring charge of $3,590, which is included in selling, general and administrative expenses, related to the discontinuance of the PEPE(R) jeans product line.
(c) Net revenues include sales of the discontinued PEPE(R) jeans product line as follows: $4,821 and $28,426 in the nine months ended December 31, 1997 and 1996, respectively, and $33,289, $56,646, $69,126, $79,769 and $57,969
    in the fiscal years ended March 31, 1997, 1996, 1995, 1994 and 1993, respectively. Net revenues include $3,686 and $2,877 for the nine months ended December 31, 1997 and 1996, respectively, and $5,188, $4,355, $6,681,
    $9,639 and $14,850 for the fiscal years ended March 31, 1997, 1996, 1995,
    1994 and 1993, respectively, related to the wholesale sale of products to distributors and buying agency commissions on PEPE(R) products, which are not expected to recur prospectively.
(d) On October 1, 1995, Pepe USA was assigned a license for the manufacture, sale and distribution in the United States of men's, women's and girls' jeanswear and jeans-related apparel (which includes women's and girls' casualwear) bearing the TOMMY JEANS(R) and TOMMY HILFIGER(R) trademarks. Net revenues include $264,726 and $125,899 in the nine months ended December 31, 1997 and 1996, respectively, and $194,647 and $28,028 in the fiscal years ended March 31, 1997 and 1996, respectively, of sales of products related to this license.

           TOMCAN INVESTMENTS INC. AND TOMMY HILFIGER CANADA INC. (A)
                       (in thousands of Canadian dollars)
          (prepared in accordance with Canadian GAAP except as noted)

                           NINE MONTHS ENDED
                              DECEMBER 31,             FISCAL YEAR ENDED MARCH 31,
                          -------------------- ----------------------------------------------
                            1997      1996       1997     1996        1995     1994    1993
                          -------- ----------- -------- --------    -------- -------- -------
                                   (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  C$70,063  C$33,929   C$50,297 C$29,330(b) C$17,627 C$11,931 C$8,746
Cost of sales...........    37,269    19,797     29,858   18,642      11,010    7,066   4,949
                          --------  --------   -------- --------    -------- -------- -------
Gross profit............    32,794    14,132     20,439   10,688       6,617    4,865   3,797
Selling, general and
 administrative
 expenses...............    14,608     9,097     14,388    8,765       5,319    4,059   3,230
                          --------  --------   -------- --------    -------- -------- -------
Income from operations..    18,186     5,035      6,051    1,923       1,298      806     567
Other expense...........       899       407        491      810         560      177     223
                          --------  --------   -------- --------    -------- -------- -------
Income before income
 taxes..................    17,287     4,628      5,560    1,113         738      629     344
Provision for income
 taxes..................     6,585     1,758      2,309      503         306      210      94
                          --------  --------   -------- --------    -------- -------- -------
Net income..............  C$10,702  C$ 2,870   C$ 3,251 C$   610    C$   432 C$   419 C$  250
                          ========  ========   ======== ========    ======== ======== =======
                           AS OF DECEMBER 31,                AS OF MARCH 31,
                          -------------------- ----------------------------------------------
                            1997      1996       1997     1996        1995     1994    1993
                          -------- ----------- -------- --------    -------- -------- -------
                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............  C$   318  C$   756   C$   550 C$   185    C$   138 C$   --  C$   56
Working capital.........    13,113     3,437      2,677      870       1,156    1,300     620
Total assets............    34,931    22,832     27,795   18,068      10,463    6,706   4,823
Short-term borrowings...     1,337     9,164     11,131   11,195       5,245    3,211   2,292
Long-term debt..........     9,570       --         --       --          --       --      --
Shareholders' equity....    10,703     5,725      6,106    2,855       2,245    1,863   1,493
FINANCIAL DATA (IN
 ACCORDANCE WITH U.S.
 GAAP):
Net income..............  C$10,420  C$ 2,870   C$ 3,251 C$   610    C$   432 C$   419 C$  250
Total assets............    31,874    22,832     27,795   18,068      10,463    6,706   4,823
Redeemable preferred
 stock..................       --        750        750      750         750      750     750
Shareholders' equity....     7,646     4,975      5,356    2,105       1,495    1,113     743

--------
(a) Tomcan was incorporated on February 28, 1997 and, on April 1, 1997, acquired the outstanding shares of TH Canada. Tomcan is a non-operating entity and has no operating subsidiary other than TH Canada. The total assets and shareholders' equity of Tomcan are not material. Therefore, the above table includes the results of Tomcan for the nine month period ended December 31, 1997 and the results of TH Canada for each of the remaining periods.
(b) In fiscal 1996, TH Canada sold the net assets associated with the PEPE(R) jeans line to a related party at net book value. Included in the results of operations for the fiscal year ended March 31, 1996 are sales of C$3,697 related to this line.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following summary unaudited pro forma financial information has been derived from the application of pro forma adjustments to the combined historical financial statements of Tommy Hilfiger, Pepe Jeans and Tommy Canada. The summary unaudited pro forma financial information gives effect to the Acquisition as if it had occurred on (1) December 31, 1997 for purposes of the unaudited pro forma balance sheet data and (2) April 1, 1996 for purposes of the unaudited pro forma statements of operations data for the year ended March 31, 1997 and the nine months ended December 31, 1997. The summary unaudited pro forma financial information should be read in conjunction with the unaudited pro forma combined financial statements and the related notes thereto included elsewhere in this Prospectus Supplement. The summary unaudited pro forma financial information does not purport to present the financial position or results of operations of Tommy Hilfiger had the Acquisition occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. See "Unaudited Pro Forma Combined Financial Statements."

  The exchange rates applied for purposes of preparing the summary unaudited pro forma financial information were US$1 to C$1.43 for the December 31, 1997 balance sheet data, and US$1 to C$1.39 and US$1 to C$1.36 for the statement of operations data for the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997, respectively. See "Exchange Rates."

              SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION OF TOMMY HILFIGER, PEPE JEANS AND TOMMY CANADA COMBINED
                         (in thousands, except ratios)

                                           NINE MONTHS ENDED FISCAL YEAR ENDED
                                           DECEMBER 31, 1997  MARCH 31, 1997
                                           ----------------- -----------------
STATEMENT OF OPERATIONS DATA:
Net revenue...............................     $950,367          $908,382
Cost of goods sold........................      507,254           500,061
                                               --------          --------
Gross profit..............................      443,113           408,321
Selling, general and administrative
 expenses.................................      276,852           297,552
                                               --------          --------
Income from operations....................      166,261           110,769
Interest expense..........................       36,483            47,805
Investment income.........................        2,734             1,802
                                               --------          --------
Income before income taxes................      132,512            64,766
Provision for income taxes................       39,737             7,891
                                               --------          --------
Net income................................     $ 92,775          $ 56,875
                                               ========          ========
OTHER PRO FORMA DATA:
Ratio of earnings to fixed charges (a)....         4.2x              2.2x

                                                                     AS OF
                                                               DECEMBER 31, 1997
                                                               -----------------
BALANCE SHEET DATA:
ASSETS
Current Assets
  Cash........................................................    $   64,939
  Accounts receivable.........................................       141,598
  Inventory...................................................       215,840
  Other.......................................................        27,289
                                                                  ----------
    Total current assets......................................       449,666
Property and equipment, net...................................       190,007
Intangible and other assets...................................     1,329,632
                                                                  ----------
    Total assets..............................................    $1,969,305
                                                                  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term bank borrowings..................................    $   23,487
  Accounts payable............................................        28,806
  Accrued expenses and other current liabilities..............        95,889
                                                                  ----------
    Total current liabilities.................................       148,182
Long-term debt................................................       700,000
Deferred tax liability........................................       251,600
Other liabilities.............................................         3,591
Shareholders' equity
  Common stock................................................           464
  Capital in excess of par value..............................       547,676
  Retained earnings...........................................       317,797
  Cumulative translation adjustment...........................            (5)
                                                                  ----------
Total shareholders' equity....................................       865,932
                                                                  ----------
    Total liabilities and shareholders' equity................    $1,969,305
                                                                  ==========

--------
(a) For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of net income, provision for income taxes and fixed charges (less capitalized interest). Fixed charges are the sum of interest expense, the estimated interest portion of rental charges, capitalized interest and financing cost amortization.

                                 RISK FACTORS

  Purchasers of the Notes offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference therein.

COMPETITION; CHANGES IN FASHION TRENDS

  The apparel industry is highly competitive. Tommy Hilfiger competes with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and other products, some of which may be significantly larger and more diversified, and have greater resources, than Tommy Hilfiger. In addition, Tommy Hilfiger believes that its success depends in substantial part on its ability to anticipate, gauge and respond to changing consumer demand and fashion trends in a timely manner. Tommy Hilfiger attempts to minimize the risk of changing fashion trends and product acceptance by closely monitoring retail sales trends. However, if fashion trends shift away from Tommy Hilfiger's products, or if Tommy Hilfiger otherwise misjudges the market for its product lines, it may be faced with a significant amount of unsold finished goods inventory or other conditions which could have a material adverse effect on Tommy Hilfiger.

DEPENDENCE ON CUSTOMERS UNDER COMMON CONTROL

  Tommy Hilfiger's department store customers include major United States retailers, certain of which are under common ownership. When considered together as a group under common ownership, sales by Tommy Hilfiger to the department store customers which were owned by Federated Department Stores, Dillard Department Stores and The May Department Stores Company accounted for approximately 60% of Tommy Hilfiger's fiscal 1998 net wholesale product sales. Sales to these same customers by Pepe USA accounted for approximately 54% of Pepe Jeans' fiscal 1998 sales. A decision by the controlling owner of a group of department stores to decrease the amount purchased of such products or to cease carrying such products could adversely affect Tommy Hilfiger.

RELATIONSHIPS WITH SUPPLIERS

  Tommy Hilfiger does not own or operate any manufacturing facilities and is therefore dependent upon third parties for the manufacture of all its products. Management maintains extensive and long-term relationships with leading manufacturers in the Far East, including, among others, manufacturers located in Indonesia, Thailand, India, the Philippines, Taiwan and Mauritius. The inability of a manufacturer to ship orders of Tommy Hilfiger's products in a timely manner, including as a result of local financial market disruption which could impair the ability of such suppliers to finance their operations, or to meet quality standards could cause Tommy Hilfiger to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on Tommy Hilfiger's financial condition and results of operations. Tommy Hilfiger has no long-term formal arrangements with any of its suppliers and historically has experienced only limited difficulty in satisfying its raw material and finished goods requirements. Although Tommy Hilfiger believes it could replace such suppliers without a material adverse effect on Tommy Hilfiger, there can be no assurance that such suppliers could be replaced in a timely manner, and the loss of such suppliers could have a significant effect on Tommy Hilfiger's short-term operating results.

CERTAIN FINANCIAL CONSIDERATIONS; SUBSTANTIAL LEVERAGE

  Following consummation of the Acquisition, Tommy Hilfiger will be substantially more leveraged on a consolidated basis than it has been on a historical basis as a result of borrowings to finance the Acquisition. On a pro forma basis, Tommy Hilfiger would have had $700 million of long-term debt outstanding as of December 31, 1997, compared to no long-term debt on an historical basis. This increased leverage may reduce Tommy Hilfiger's flexibility in responding to adverse changes in economic, business or market conditions. See "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LACK OF PUBLIC MARKET FOR THE NOTES

  There is no existing trading market for the Notes, and there can be no assurance regarding the future development of a market for the Notes or the ability of holders of the Notes to sell their Notes or the price at which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's and the Guarantor's operating results and the market for similar securities. The Underwriters have advised the Company and the Guarantor that they currently intend to make a market in the Notes. The Underwriters are not obligated to do so, however, and any market-making with respect to the Notes may be interrupted or discontinued at any time without notice. The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, however there can be no assurance as to the liquidity of any trading market for the Notes or that an active public market for the Notes will develop.

                                EXCHANGE RATES

  All currency amounts in this Prospectus Supplement are expressed in US$ unless it is specifically indicated that a different currency is being used. Certain portions of this Prospectus Supplement contain amounts which have been converted from C$ into US$ using specified exchange rates. Use of these exchange rates is not a representation that the converted C$ amounts actually represent the corresponding US$ amounts or that C$ could be converted into US$ at the exchange rates used or at any other exchange rate. The table below lists the noon buying rate, certified by the Federal Reserve Bank of New York for customs purposes, in New York City for cable transfers in C$ (the "Noon Buying Rate") at fiscal year-end for each of the years 1993 through 1997 and at December 31, 1997 and 1996. The table also indicates the average, the high and the low Noon Buying Rates for each of these periods.

                                 NINE MONTHS
                                    ENDED
                                DECEMBER 31,     FISCAL YEAR ENDED MARCH 31,
                                ------------- ----------------------------------
                                 1997   1996   1997   1996   1995   1994   1993
                                ------ ------ ------ ------ ------ ------ ------
End of period.................. 1.4288 1.3697 1.3835 1.3635 1.3993 1.3838 1.2573
Average for period*............ 1.3894 1.3644 1.3634 1.3613 1.3815 1.3177 1.2334
High for period................ 1.4398 1.3822 1.3835 1.3998 1.4238 1.3838 1.2885
Low for period................. 1.3357 1.3310 1.3310 1.3285 1.3410 1.2562 1.1799

--------
* The average for the period was calculated by averaging the Noon Buying Rate on the last business day of each month during the relevant period.

  During the period from January 1, 1998 to May 4, 1998, the high Noon Buying Rate was C$1.4562 and the low Noon Buying Rate was C$1.4180. The Noon Buying Rate for C$ in the United States on May 4, 1998 was US$1 to C$1.4350.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes will be used by the Company to finance a portion of the cash consideration payable in the Acquisition. See "The Proposed Acquisition."

                           THE PROPOSED ACQUISITION

GENERAL

  On January 31, 1998, the Guarantor, the Company and Tommy Hilfiger (Eastern Hemisphere) Limited, a wholly owned subsidiary of the Guarantor ("THEH"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with PJLC. The Stock Purchase Agreement provides for the Company to purchase from PJLC all of the outstanding capital stock (the "Pepe USA Shares") of Pepe USA, Tommy Hilfiger's United States womenswear and jeanswear licensee, and for THEH to purchase from PJLC all of the outstanding capital stock (the "Pepe Far East Shares") of Pepe Far East, Pepe USA's buying agency affiliate. Under the Stock Purchase Agreement, the total purchase price for the Pepe USA Shares is $730,760,000 in cash plus 9,045,930 Ordinary Shares, and the total purchase price for the Pepe Far East Shares is $25,000,000 in cash (collectively with the cash consideration for the Pepe USA Shares, the "Cash Consideration"). The Stock Purchase Agreement contemplates that, immediately following the Acquisition, Pepe USA will purchase from Lawvest all of the outstanding shares of Tomcan, the parent corporation of Tommy Hilfiger's Canadian licensee, with funds provided by PJLC using proceeds from the Cash Consideration (the "Canada Purchase"), pursuant to a Share Purchase Agreement entered into between Pepe USA and Lawvest on January 26, 1998. For a description of the businesses of the Acquired Companies, see "Businesses of the Acquired Companies."

  The Acquisition is subject to, among other things, approval by the Guarantor's shareholders and specified contractual consents, receipt by the Guarantor and/or its subsidiaries of financing for the Acquisition on reasonably satisfactory terms and satisfaction of all conditions to consummation of the Canada Purchase by Pepe USA, other than payment for and delivery of the Tomcan shares.

FINANCING OF THE ACQUISITION

  Tommy Hilfiger expects to use a combination of proceeds from the offering of the Notes hereunder, borrowings under new credit facilities described below and cash on hand to finance the Cash Consideration.

  In connection with the Acquisition, Tommy Hilfiger intends to replace its existing credit agreement and enter into new $450 million term and revolving credit facilities (the "New Credit Facilities") to finance a portion of the Cash Consideration. The Guarantor intends to guarantee the Company's repayment obligations under the New Credit Facilities. The New Credit Facilities will consist of an unsecured five-year revolving credit facility under which the Company may borrow from time to time an aggregate principal amount of up to $250 million and a 5-year term credit facility under which the Company may borrow an aggregate principal amount of up to $200 million. See "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CERTAIN LITIGATION

  On February 2, 1998, February 12, 1998 and February 17, 1998, three alleged holders of Ordinary Shares filed purported derivative actions in New York state court on behalf of the Guarantor against the members of the Board of Directors of the Guarantor. The complaints allege that the approval of the Acquisition by the Board of Directors of the Guarantor constitutes a breach of fiduciary duty and corporate waste. The complaints seek equitable relief and damages in favor of the Guarantor, and awards of fees to the plaintiff's attorneys. Plaintiffs moved for an order consolidating the actions for all purposes, and defendants agreed to the proposed consolidation. By order entered April 29, 1998, the court granted the motion to consolidate. Plaintiffs are required to serve and file a consolidated complaint by May 29, 1998.

                                CAPITALIZATION

  The table below summarizes the unaudited capitalization for Tommy Hilfiger as of December 31, 1997, and the pro forma capitalization to give effect to the Acquisition and the transactions relating thereto. This information should be read in conjunction with the "Summary Historical Financial Information" and the historical and pro forma financial information and notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                    AS OF DECEMBER 31, 1997
                                                    -----------------------
                                                      ACTUAL     PRO FORMA
                                                    ----------- -----------
                                                    (unaudited) (unaudited)
                                                     (in thousands except
                                                          share data)
   Short-term bank borrowings......................  $  9,323   $   23,487(a)
                                                     --------   ----------
   Long-term debt
     2003 Notes....................................       --       250,000
     2008 Notes....................................       --       200,000
     New Credit Facilities.........................       --       250,000(b)
                                                     --------   ----------
       Total long-term debt........................       --       700,000
                                                     --------   ----------
   Total debt......................................     9,323      723,487
   Shareholders' equity............................   488,416      865,932(c)
                                                     --------   ----------
     Total capitalization..........................  $497,739   $1,589,419
                                                     ========   ==========

--------
(a) Reflects assumption in the Acquisition of short-term borrowings outstanding on December 31, 1997 of $13,288 owed by Pepe Jeans and $936 owed by Tommy Canada.

(b) Assumes $200,000 of term borrowings and $50,000 of borrowings under the revolving credit facility.

(c) Reflects the issuance of 9,045,930 Ordinary Shares, valued at $46.37 per share (the average closing price for the five days before and after the announcement of the Acquisition, reduced by a valuation adjustment of $41,946 to reflect an agreement among the Guarantor, PJLC and certain of its affiliates that restricts the transfer of the Ordinary Shares to be received by PJLC pursuant to the Acquisition).

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma combined financial statements have been derived from the application of pro forma adjustments to the combined historical consolidated financial statements of Tommy Hilfiger and the Acquired Companies, which are incorporated into the accompanying Prospectus by reference. The unaudited pro forma combined financial statements give effect to the Acquisition as if it had occurred on (1) December 31, 1997 for purposes of the unaudited pro forma combined balance sheet and (2) April 1, 1996 for purposes of the unaudited pro forma combined statements of operations for the year ended March 31, 1997 and the nine months ended December 31, 1997. The unaudited pro forma combined financial statements should be read in conjunction with Tommy Hilfiger's consolidated financial statements and with the historical financial statements of the Acquired Companies, which are incorporated by reference into the accompanying Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

  The pro forma adjustments are described in the notes to the unaudited pro forma combined financial statements and are based on available information and assumptions that Tommy Hilfiger's management believes are reasonable. The unaudited pro forma combined financial statements do not purport to present the financial position or results of operations of Tommy Hilfiger had the Acquisition occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma combined financial statements do not reflect any adjustments for synergies that management expects to realize in connection with the Acquisition. No assurances can be made as to the amount or timing of such synergies, if any, that may be realized.

  The Acquisition will be accounted for using the purchase method of accounting. Under this method, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses related to the Acquisition, over the net assets acquired ("goodwill") is classified with intangible and other assets on the accompanying unaudited pro forma combined balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed are based upon a preliminary valuation and are subject to final valuation adjustments. Final allocation of the purchase price to the net assets acquired could vary the related amortization period of the excess of cost over the fair value of net assets acquired.

  The exchange rates applied for purposes of preparing the unaudited pro forma combined financial statements were US$1 to C$1.43 for the December 31, 1997 balance sheet data, and US$1 to C$1.39 and US$1 to C$1.36 for the statement of operations data for the nine months ended December 31, 1997 and the fiscal year ended March 31, 1997, respectively.

                UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS OF
              TOMMY HILFIGER, PEPE JEANS AND TOMMY CANADA COMBINED
                                 (in thousands)

                               FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                         ----------------------------------------------------------
                            TOMMY
                          HILFIGER
                         CORPORATION PEPE JEANS   TOMCAN    PRO FORMA     PRO FORMA
                         HISTORICAL  HISTORICAL HISTORICAL ADJUSTMENTS    COMBINED
                         ----------- ---------- ---------- -----------    ---------
Net revenue.............  $644,385    $278,445   $50,305    $ (7,849)(a)  $950,367
                                                             (14,919)(b)
Cost of goods sold......   337,671     150,673    26,759      (7,849)(a)   507,254
                          --------    --------   -------    --------      --------
  Gross profit..........   306,714     127,772    23,546     (14,919)      443,113
Selling, general and
 administrative
 expenses...............   182,476      65,198    10,489     (14,919)(b)   276,852
                                                              27,006 (c)
                                                               6,602 (d)
                          --------    --------   -------    --------      --------
  Income from
   operations...........   124,238      62,574    13,057     (33,608)      166,261
Interest expense........     1,049       1,017       817      33,600 (e)    36,483
Investment income.......     5,127         179       172      (2,744)(f)     2,734
                          --------    --------   -------    --------      --------
  Income before income
   taxes................   128,316      61,736    12,412     (69,952)      132,512
Provision for income
 taxes..................    42,534      24,977     4,729     (32,503)(g)    39,737
                          --------    --------   -------    --------      --------
  Net income............  $ 85,782    $ 36,759   $ 7,683    $(37,449)     $ 92,775
                          ========    ========   =======    ========      ========
                                    FOR THE YEAR ENDED MARCH 31, 1997
                         ----------------------------------------------------------
                            TOMMY
                          HILFIGER
                         CORPORATION PEPE JEANS TH CANADA   PRO FORMA     PRO FORMA
                         HISTORICAL  HISTORICAL HISTORICAL ADJUSTMENTS    COMBINED
                         ----------- ---------- ---------- -----------    ---------
Net revenue.............  $661,688    $234,920   $36,968    $(13,716)(a)  $908,382
                                                             (11,478)(b)
Cost of goods sold......   344,884     146,948    21,945     (13,716)(a)   500,061
                          --------    --------   -------    --------      --------
  Gross profit..........   316,804      87,972    15,023     (11,478)      408,321
Selling, general and
 administrative
 expenses...............   190,976      69,046    10,575     (11,478)(b)   297,552
                                                              36,008 (c)
                                                               2,425 (d)
                          --------    --------   -------    --------      --------
  Income from
   operations...........   125,828      18,926     4,448     (38,433)      110,769
Interest expense........       761       1,657       587      44,800 (e)    47,805
Investment income.......     6,181           7       226      (4,612)(f)     1,802
                          --------    --------   -------    --------      --------
  Income before income
   taxes................   131,248      17,276     4,087     (87,845)       64,766
Provision for income
 taxes..................    44,866       2,113     1,697     (40,785)(g)     7,891
                          --------    --------   -------    --------      --------
  Net income............  $ 86,382    $ 15,163   $ 2,390    $(47,060)     $ 56,875
                          ========    ========   =======    ========      ========

        NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(a) Reflects elimination of revenue and cost of sales between Tommy Hilfiger and the Acquired Companies, principally related to merchandise which Tommy Hilfiger purchased from Pepe USA. The intercompany inventory profit related to the merchandise on hand at December 31, 1997 and March 31, 1997 is not considered material for elimination in the unaudited pro forma combined statements of operations.

(b) Reflects elimination of revenue and royalty expense for sales of merchandise bearing the licensed trademarks between Tommy Hilfiger and the Acquired Companies.

(c) Reflects amortization of the intangible assets, including goodwill, of the Acquired Companies, primarily over a 40 year period.

(d) Reflects incremental contractual management compensation.

(e) Reflects interest expense, calculated at an annual rate of 6.4%, on $700.0 million of long-term debt expected to be incurred in connection with the Acquisition.

(f) Reflects elimination of investment income earned on approximately $79.5 million of Tommy Hilfiger's cash and investment balances expected to be used for the Acquisition.

(g) Records the income tax effect for the applicable pro forma adjustments.

                      UNAUDITED PRO FORMA BALANCE SHEET OF
              TOMMY HILFIGER, PEPE JEANS AND TOMMY CANADA COMBINED
                                 (in thousands)

                                           AS OF DECEMBER 31, 1997
                          -----------------------------------------------------------------
                             TOMMY
                           HILFIGER
                          CORPORATION PEPE JEANS   TOMCAN    PRO FORMA           PRO FORMA
                          HISTORICAL  HISTORICAL HISTORICAL ADJUSTMENTS          COMBINED
                          ----------- ---------- ---------- -----------         -----------
ASSETS
Current Assets
 Cash...................   $148,911    $  5,325   $   223   $  (79,520) (a)     $    64,939
                                                               (10,000) (b)
 Accounts receivable....     91,452      44,401     5,745          --               141,598
 Inventory..............    157,439      44,992    13,409          --               215,840
 Other..................     18,764       8,463        62          --                27,289
                           --------    --------   -------   ----------          -----------
  Total current assets..    416,566     103,181    19,439      (89,520)             449,666
Property and equipment,
 net....................    150,272      36,862     2,873          --               190,007
Intangible and other
 assets.................      8,614       1,112       --     1,323,857  (c)       1,329,632
                                                                (3,951) (c)
                           --------    --------   -------   ----------          -----------
 Total assets...........   $575,452    $141,155   $22,312   $1,230,386          $ 1,969,305
                           ========    ========   =======   ==========          ===========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities
 Short-term bank
  borrowings............   $  9,323    $ 13,228   $   936   $      --           $    23,487
 Accounts payable.......     16,787       8,492     3,527          --                28,806
 Accrued expenses and
  other current
  liabilities...........     58,710      25,182     5,797        6,200  (a)          95,889
                           --------    --------   -------   ----------          -----------
  Total current
   liabilities..........     84,820      46,902    10,260        6,200              148,182
Long-term debt..........        --       58,634     6,699      700,000  (a)         700,000
                                                               (10,000) (b)
                                                               (48,634) (d)
                                                                (6,699) (e)
Deferred tax liability..        --          --        --       251,600  (c)         251,600
Other liabilities.......      2,216       1,375       --           --                 3,591
Shareholders' equity
 Common Stock...........        374          51         1           90  (c)             464
                                                                   (52) (f)(g)
 Capital in excess of
  par value.............    170,250         333       --       377,093  (h)         547,676
 Retained earnings......    317,797      33,904     5,352      (33,904) (f)         317,797
                                                                (5,352) (g)
 Cumulative translation
  adjustment............         (5)        (44)      --            44  (a)              (5)
                           --------    --------   -------   ----------          -----------
Total shareholders'
 equity.................    488,416      34,244     5,353      337,919              865,932
                           --------    --------   -------   ----------          -----------
Total liabilities and
 shareholders' equity...   $575,452    $141,155   $22,312   $1,230,386          $ 1,969,305
                           ========    ========   =======   ==========          ===========

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(a) Reflects the funding of the $755.7 million cash portion of the purchase price and $30.0 million of transaction costs using $79.5 million of corporate cash, $700.0 million of long-term debt and $6.2 million of accrued liabilities. Transaction costs consist primarily of legal, financing, accounting and other costs associated with the Acquisition.

(b) Reflects the repayment by the Guarantor of a $10.0 million note owed by Pepe USA to PJLC.

(c) Records the purchase of the Acquired Companies for approximately $1,167.2 million, comprised of the following: cash--$755.7 million; the issuance of 9,045,930 Ordinary Shares--$377.5 million; transaction costs--$30.0 million and the elimination of $4.0 million, representing the present value of the $5.0 million note payable to Tommy Hilfiger by AIHL Investment Group Limited, which is included in Tommy Hilfiger's other assets and which will be cancelled in connection with the Acquisition. The deferred tax liability of $251.6 million reflects deferred taxes associated with acquired identifiable intangible assets other than goodwill. For accounting purposes, the Ordinary Shares were valued at $46.37 per share (the average closing price for the five days before and after the announcement of the Acquisition, reduced by a valuation adjustment of $41.9 million to reflect an agreement among the Guarantor, PJLC and certain of its affiliates to restrict the transfer following consummation of the Acquisition of the Ordinary Shares to be received by PJLC in the Acquisition). The purchase price was allocated to the fair value of the net assets acquired as summarized below (amounts in millions):

      Cash............................................................ $    5.5
      Accounts receivable.............................................     50.1
      Inventory.......................................................     58.4
      Other current assets............................................      8.5
      Property and equipment..........................................     39.7
      Intangible assets, including goodwill...........................  1,323.9
      Other assets....................................................      1.1
      Short-term bank borrowings......................................    (14.1)
      Accounts payable................................................    (12.0)
      Accrued expenses and other current liabilities..................    (30.9)
      Long-term debt..................................................    (10.0)
      Deferred tax liability..........................................   (251.6)
      Other liabilities...............................................     (1.4)
                                                                       --------
      Total purchase price............................................ $1,167.2
                                                                       ========

(d) Reflects the reclassification of $48.6 million of Pepe USA's long-term debt payable to PJLC to shareholders' equity.

(e) Reflects the reclassification of $6.7 million of Tomcan's long-term debt payable to a related party to shareholders' equity.

(f) Records the elimination of Pepe Jeans' historical shareholders' equity.

(g) Records the elimination of Tomcan's historical shareholders' equity.

(h) Records the net effect of the following adjustments on capital in excess of par value (amounts in millions):

      Issuance of shares................................................ $377.5
      Reclassification of Pepe Jeans debt...............................   48.6
      Reclassification of TH Canada debt................................    6.7
      Elimination of Pepe Jeans' equity.................................  (49.0)
      Elimination of TH Canada's equity.................................   (6.7)
                                                                         ------
                                                                         $377.1
                                                                         ======

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  All references to years relate to the fiscal year ended March 31 of such year.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship to net revenue of certain items in Tommy Hilfiger's consolidated statements of operations:

                           NINE MONTHS ENDED
                             DECEMBER 31,       FISCAL YEAR ENDED MARCH 31,
                           ------------------  -------------------------------
                             1997      1996      1997       1996       1995
                           --------  --------  ---------  ---------  ---------
Net revenue..............     100.0%    100.0%     100.0%     100.0%     100.0%
Cost of goods sold.......      52.4      52.1       52.1       54.0       54.4
                           --------  --------  ---------  ---------  ---------
Gross profit.............      47.6      47.9       47.9       46.0       45.6
Selling, general and ad-
 ministrative expenses...      28.3      28.7       28.9       27.7       26.8
                           --------  --------  ---------  ---------  ---------
Income from operations...      19.3      19.2       19.0       18.3       18.8
Investment income........       0.8       0.8        0.9        1.2        1.0
Interest expense.........       0.2       0.1        0.1        0.2         --
                           --------  --------  ---------  ---------  ---------
Income before income tax-
 es......................      19.9      19.9       19.8       19.3       19.8
Provision for income tax-
 es......................       6.6       6.9        6.7        6.4        7.1
                           --------  --------  ---------  ---------  ---------
Net income...............      13.3%     13.0%      13.1%      12.9%      12.7%
                           ========  ========  =========  =========  =========

 NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

  Tommy Hilfiger's net income increased 33.9% to $85,782,000, or $2.26 per share on a diluted basis, in the first nine months of fiscal 1998 from $64,065,000, or $1.69 per share on a diluted basis, in the corresponding period of fiscal 1997. As a percentage of net revenue, net income increased to 13.3% in fiscal 1998 from 13.0% in fiscal 1997.

  Net revenue increased $153,150,000, or 31.2%, to $644,385,000 during the nine months ended December 31, 1997 from $491,235,000 during the nine months ended December 31, 1996. This improvement was principally due to volume increases in each of Tommy Hilfiger's operating divisions, as outlined below.

  Wholesale net revenue increased to $436,265,000 in the first nine months of fiscal 1998 from $348,723,000 in the corresponding period of fiscal 1997, an improvement of $87,542,000 or 25.1%. This improvement consisted of a menswear wholesale sales increase of 14.4% and a childrenswear wholesale sales increase of 88.2%. During the nine months ended December 31, 1997, menswear wholesale sales were $341,442,000 while childrenswear wholesale sales were $94,823,000. In the corresponding period in the prior fiscal year, menswear wholesale sales were $298,341,000 while childrenswear wholesale sales were $50,382,000. Substantially all of these increases were due to increases in volume which resulted primarily from increased sales to existing customers. The increased sales to existing customers were partially the result of Tommy Hilfiger's in-store shop and fixtured area expansion program, whereby certain of Tommy Hilfiger's customers have increased the amount of square footage where Tommy Hilfiger's products are featured.

  Net revenue in Tommy Hilfiger's retail division increased 34.0% to $161,972,000 in the first nine months of fiscal 1998 from $120,896,000 in the corresponding period of fiscal 1997. The increase in the number of stores as well as an increase in sales at existing stores contributed to the improved revenue. Of the total increase of $41,076,000, $13,165,000 was attributable to retail stores opened since December 31, 1996. The total number of retail stores open as of December 31, 1997 and 1996 were 64 and 54, respectively.

  Net revenue from royalties and buying agency commissions increased 113.5% to $46,148,000 during the nine months ended December 31, 1997 from $21,616,000 during the nine months ended December 31, 1996. Of the increase of $24,532,000, approximately 22.6% was due to products introduced under licenses entered into since December 31, 1996. The remainder of the increase reflects the incremental revenue associated with a general increase in sales of existing licensed products and buying agency services.

  Gross profit as a percentage of net revenue decreased to 47.6% in the first nine months of fiscal 1998 from 47.9% in the first nine months of fiscal 1997. This decrease is attributable to lower margins in menswear wholesale operations and a greater contribution to wholesale operations of childrenswear, which typically produces lower margins than menswear. This was primarily offset by increased royalty and buying agency commissions, which produce higher margins than wholesale and retail operations.

  Selling, general and administrative expenses, as a percentage of net revenue, decreased to 28.3% in the first nine months of fiscal 1998 from 28.7% in the corresponding period of fiscal 1997. This decrease is due to leveraging these expenses against the higher revenue base. Selling, general and administrative expenses increased to $182,476,000 in the first nine months of fiscal 1998 from $141,145,000 in the corresponding period of fiscal 1997. This increase is primarily due to increased volume related expenses of Tommy Hilfiger's wholesale and retail operations to support the higher revenue. In addition, depreciation and amortization increased due to the greater number of in-store shops and fixtured areas.

  The provision for taxes decreased to 33.1% of income before taxes in the nine months ended December 31, 1997 from 34.6% in the nine months ended December 31, 1996. The decrease was primarily attributable to the relative level of earnings in the various taxing jurisdictions in which Tommy Hilfiger's earnings are subject to taxation.

 YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

  Tommy Hilfiger's net income increased to $86,382,000, or $2.28 per share on a diluted basis, in 1997 from $61,500,000, or $1.65 per share on a diluted basis, in 1996. This represents an improvement of $24,882,000 or 40.5%. As a percentage of net revenue, net income increased to 13.1% in 1997 from 12.9% in 1996.

  Net revenue increased 38.4% to $661,688,000 in 1997 from $478,131,000 in
1996. This increase was a result of improvements in each of Tommy Hilfiger's wholesale, retail, and licensing and buying agency divisions, as outlined below.

  Wholesale net revenue increased to $479,307,000 in 1997 from $381,239,000 in 1996, an improvement of 25.7%. This improvement included a 23.9% increase in menswear wholesale sales, to $405,319,000 in 1997 from $327,189,000 in 1996, and a 36.9% increase in boyswear wholesale sales, to $73,988,000 in 1997 from $54,050,000 in 1996. These increases were primarily due to volume increases as a result of increased sales to existing customers, opening new in-store shops and fixtured areas, and the expansion of certain existing shops. The number of men's in-store shops increased to 1,046 at March 31, 1997 from 866 at March 31, 1996 while the number of boyswear fixtured areas increased to 1,069 at March 31, 1997 from 872 at March 31, 1996. In addition to the volume increase, the change in product mix of Tommy Hilfiger's wholesale sales resulted in a higher average unit selling price. Of the total wholesale sales increase, approximately 67% was due to volume and approximately 33% was due to the increased average unit selling price.

  Net revenue in Tommy Hilfiger's retail division increased 81.6% to $149,312,000 in 1997 from $82,212,000 in 1996. This improvement was due to an increase in the number of stores open as well as increased sales at existing stores. Of the total increase of $67,100,000, $31,503,000 was attributable to new retail stores opened during 1997. The total number of retail stores open as of March 31, 1997 and 1996 was 55 and 44, respectively.

  Net revenue from licensing royalties and buying agency commissions increased 125.3% to $33,069,000 in 1997 from $14,680,000 in 1996. This increase reflects the incremental revenue associated with newly licensed products and a general increase in sales from existing licensees and buying agency services. Of this increase, approximately 35% was due to products introduced under new licenses in 1997 while the balance was due to licenses existing as of March 31, 1996.

  Gross profit improved to 47.9% of net revenue in 1997 from 46.0% of net revenue in 1996. This increase was attributable to the increases in retail operations and royalties and buying agency commissions, each of which had higher percentage revenue increases, and which produce higher margins, than wholesale operations. In addition, wholesale margins increased due primarily to the change in mix of products sold.

  Selling, general and administrative expenses increased as a percentage of net revenue to 28.9% in 1997 from 27.7% in 1996. The increased percentage was due to an increase in marketing and advertising expense to promote and enhance the TOMMY HILFIGER(R) brand name and the image of Tommy Hilfiger's products. Selling, general and administrative expenses increased to $190,976,000 in 1997 from $132,270,000 in 1996. This increase was principally due to increased volume-related expenses to support the higher revenue and the increased marketing and advertising expenses mentioned above.

  The provision for taxes increased to 34.2% of income before taxes in 1997 from 33.4% in 1996. This increase was primarily attributable to the relative level of earnings in the various taxing jurisdictions in which Tommy Hilfiger's earnings are subject to taxation.

 YEAR ENDED MARCH 31, 1996 COMPARED TO YEAR ENDED MARCH 31, 1995

  Net income for 1996 improved to $61,500,000, or $1.65 per share on a diluted basis, from $40,715,000, or $1.12 per share on a diluted basis, in 1995. This represented an increase of $20,785,000 or 51.0%. In addition, net income as a percentage of net revenue increased to 12.9% in 1996 from 12.7% in 1995.

  Tommy Hilfiger's net revenue for 1996 increased to $478,131,000, compared to $320,985,000 in 1995. This improvement of 49.0% reflects the increased demand for Tommy Hilfiger's products. Substantially all of the wholesale sales increase was due to volume increases, which in turn were primarily the result of the continuing expansion of the in-store shop program. The number of men's in-store shops increased to 866 at March 31, 1996 from 658 at March 31, 1995 and the number of boyswear fixtured areas increased to 872 at March 31, 1996 from 486 at March 31, 1995. Increased sales to existing and new customers and new store locations also contributed to the wholesale sales increase. Menswear wholesale sales improved $72,312,000 or 28.4% from $254,877,000 in 1995 to $327,189,000 in 1996 while boyswear wholesale sales improved $21,815,000 or 67.7% from $32,235,000 in 1995 to $54,050,000 in 1996.

  Tommy Hilfiger's retail division also contributed to the increased revenue level. Retail revenue increased $54,666,000 or 198.5% from $27,546,000 in 1995 to $82,212,000 in 1996. This increase was due to the addition of 18 new stores during 1996 as well as increased revenue in existing stores. Of the total increase, $22,645,000 was attributable to new retail stores opened in 1996. At March 31, 1996, a total of 44 stores were open.

  Net revenue from licensing royalties and buying agency commissions increased 132.0% from $6,327,000 in 1995 to $14,680,000 in 1996. This improvement principally resulted from an increase in sales of existing licensed products as well as the introduction of several new licensed products, including a men's fragrance, robes and sleepwear, and golfwear. Of this increase, approximately 37% was due to products introduced under new licenses in 1996 while the balance was due to licenses existing as of March 31, 1995.

  Gross profit as a percentage of net revenue increased from 45.6% in 1995 to 46.0% in 1996. This increase was primarily attributable to the relative increase in retail operations and royalties and buying agency commissions, all of which produce higher margins than wholesale operations. Offsetting this increase was a decrease in wholesale margins which was principally the result of an increase in the relative level of boyswear products, which generally produce lower margins than menswear, the mix of products and an overall increase in product costs.

  Selling, general and administrative expenses increased to $132,270,000 in 1996 from $85,954,000 in 1995. This increase was primarily attributable to increased volume-related expenses necessary to support the increase in revenue of Tommy Hilfiger's wholesale and retail operations. In addition, depreciation and amortization increased due to the greater number of in-store shops. As a percentage of net revenue, selling, general and administrative expenses increased to 27.7% from 26.8% due to the continued expansion of Tommy Hilfiger's retail division, which operates at a higher cost structure than its wholesale operations, and a one time charge of $2,350,000 taken by Tommy Hilfiger to reflect the current cost of a consulting agreement with a former executive.

  The provision for income taxes decreased to 33.4% of income before taxes in 1996 from 35.8% in 1995. The decrease was primarily attributable to the relative level of earnings in various taxing jurisdictions in which Tommy Hilfiger's earnings are subject to taxation.

LIQUIDITY AND CAPITAL RESOURCES

  Tommy Hilfiger's primary funding requirements are to finance working capital and the continued growth of its business. Primarily, this includes the purchase of inventory in anticipation of increased sales of the wholesale and retail divisions as well as capital expenditures related to the expansion of the menswear in-store shop and childrenswear fixtured-area programs and additional retail stores. Tommy Hilfiger's sources of liquidity are cash on hand, cash from operations and available credit.

  As of December 31, 1997, Tommy Hilfiger had approximately $148,911,000 of cash and cash equivalents compared to a year-end balance of approximately $109,908,000. This represented an overall increase of $39,003,000 due to cash provided by operating and financing activities, partially offset by cash used in investing activities.

  Net cash from operating activities during the first nine months of fiscal 1998 was $81,993,000. This amount is primarily made up of cash generated from net earnings offset, in part, by an increase in working capital. The increase in working capital is principally due to a higher inventory level which increased 27.1% to $157,439,000 at December 31, 1997 from $123,847,000 at
March 31, 1997. Higher inventory levels at December 31, 1997 were primarily attributable to the timing of receipts of inventory for the spring and summer seasons and increased retail division inventory due to the greater number of stores. Also contributing to the increased working capital is an increase in accounts receivable of $11,468,000 from March 31, 1997 to December 31, 1997 due to the increased sales.

  Capital expenditures were $49,993,000 for the nine months ended December 31, 1997, compared with $64,222,000 for the nine months ended December 31, 1996. Significant capital expenditures in the first nine months of fiscal 1998 include additions related to Tommy Hilfiger's first flagship store in Beverly Hills and Tommy Hilfiger's in-store shop and fixtured area expansion program. The fiscal 1997 amount includes the purchase of the property which houses Tommy Hilfiger's executive offices, along with its primary sales, marketing and licensing offices and its main licensees' showrooms, for approximately $25,875,000.

  In July 1996, Tommy Hilfiger entered into an amended and restated revolving credit agreement (the "Credit Agreement") effective April 1, 1996. The Credit Agreement, which expires in June 1999, provides for direct borrowings, bankers acceptances and letters of credit of amounts ranging from $100,000,000 in fiscal 1997 to $150,000,000 in fiscal 1999. Available borrowings under the Credit Agreement are subject to the timed increase of availability under the Credit Agreement and are based upon eligible accounts receivable, inventory and open letters of credit. As of December 31, 1997, $125,000,000 was available for utilization under the Credit Agreement. Obligations under the Credit Agreement are collateralized by substantially all the assets of Tommy Hilfiger's U.S. operations. Direct borrowings under the Credit Agreement, which were limited to $75,000,000 as of December 31, 1997, accrue interest at varying interest rates.

  At December 31, 1997, total short-term borrowings of $9,323,000 consisted entirely of open letters of credit for inventory purchased. There were no direct borrowings outstanding under the Credit Agreement at December 31, 1997. Additionally, at December 31, 1997, Tommy Hilfiger was contingently liable for unexpired bank letters of credit of $41,199,000 related to commitments of Tommy Hilfiger to suppliers for the purchase of inventories.

  The Credit Agreement contains various covenants and, among other matters, includes certain restrictions upon capital expenditures, investments, indebtedness, loans and advances and transactions with related parties. In addition, the Credit Agreement prohibits certain of Tommy Hilfiger's operating subsidiaries which are borrowers or guarantors under the Credit Agreement from paying any dividends. Because the Guarantor is a holding company, dividends or other advances from its subsidiaries will be required to fund cash dividends to holders of Ordinary Shares. Such dividend restrictions are not expected to have an adverse impact on Tommy Hilfiger. The Credit Agreement also requires the maintenance of minimum tangible net worth and interest coverage ratios. Tommy Hilfiger was in compliance with all covenants under the Credit Agreement as of, and for the period ended, December 31, 1997.

  In connection with the Acquisition, Tommy Hilfiger intends to replace the Credit Agreement with the New Credit Facilities. The New Credit Facilities will be used to finance a portion of the Cash Consideration and will also be available for letters of credit, working capital and other general corporate purposes. The Guarantor intends to guarantee the Company's repayment obligations under the New Credit Facilities. The New Credit Facilities will consist of an unsecured five-year revolving credit facility under which the Company may borrow from time to time an aggregate principal amount of up to $250 million (of which up to $150 million may be used for direct borrowings) and a 5-year term credit facility under which the Company may borrow an aggregate principal amount of up to $200 million.

  Borrowings under the term loan facility will be repayable in quarterly installments as follows: $40 million in the 12-month period following the first anniversary of the date of borrowing, $50 million in each of the next two succeeding 12-month periods and $60 million in the next succeeding 12-month period.

  The New Credit Facilities will contain a number of covenants that, among other things, will restrict the ability of the Company and the other subsidiaries of the Guarantor to dispose of assets, incur additional indebtedness, create liens on assets, pay dividends or make other payments in respect of capital stock, make investments, loans and advances, engage in transactions with affiliates, enter into sale and leaseback transactions, engage in mergers or consolidations or change the businesses conducted by them. The New Credit Facilities will also restrict the ability of the Guarantor to create liens on assets or enter into sale and leaseback transactions. Under the New Credit Facilities, the Company and the other subsidiaries of the Guarantor may not pay dividends or make other payments in respect of capital stock to the Guarantor that in the aggregate exceed 33% of the Guarantor's cumulative consolidated net income, commencing with the fiscal year ended March 31, 1998, less certain deductions. In addition, under the New Credit Facilities, the Guarantor and the Company will be required to comply with and maintain specified financial ratios and tests (based on the Guarantor's consolidated financial results), including, without limitation, an interest expense coverage ratio, a maximum leverage ratio and a minimum consolidated net worth test.

  Other than the financing requirements in connection with the Acquisition described above, cash requirements in fiscal 1999 will primarily include working capital and capital expenditures relating to the in-store shop and fixtured-area programs and the opening of additional retail stores, including flagship stores. Tommy Hilfiger expects fiscal 1999 capital expenditures (including those of the Acquired Companies) to approximate $100 million. Tommy Hilfiger intends to fund such cash requirements for fiscal 1999 and future years from available cash balances, internally generated funds and borrowings available under the New Credit Facilities. Tommy Hilfiger believes that these resources will be sufficient to fund its cash requirements for such periods.

INFLATION

  Tommy Hilfiger does not believe that the relatively moderate rates of inflation experienced over the last few years in the United States, where it primarily competes, have had a significant effect on its net revenue or profitability. Higher rates of inflation have been experienced in a number of foreign countries in which Tommy Hilfiger's products are manufactured but have not had a material effect net revenue or profitability. Tommy Hilfiger has been able to partially offset its cost increases by increasing prices or changing suppliers.

EXCHANGE RATES

  Tommy Hilfiger receives United States dollars for substantially all of its product sales and its licensing revenues. Inventory purchases from contract manufacturers throughout the world are denominated in United States dollars; however, purchase prices for Tommy Hilfiger's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the cost of goods in the future. During the last three fiscal years, exchange rate fluctuations have not had a material impact on Tommy Hilfiger's inventory costs; however, due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, Tommy Hilfiger cannot quantify in any meaningful way the potential effect of such fluctuations on future income. Tommy Hilfiger does not engage in hedging activities with respect to such exchange rate risk.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the FASB issued Statement No. 129, Disclosure of Information about Capital Structure, which requires an entity to explain the pertinent rights and privileges of its various securities outstanding. Management of Tommy Hilfiger believes that adoption of Statement No. 129 will not have a significant impact on Tommy Hilfiger's present disclosure.

YEAR 2000

  Tommy Hilfiger is assessing the ability of its computerized information systems to process transactions relating to years 2000 and beyond. While certain modifications are required, Tommy Hilfiger expects to achieve necessary modifications on a timely basis at a cost which will not be material to operations. There can be no assurance, however, that the systems of other companies on which Tommy Hilfiger's processes rely will be timely converted, or that a failure to successfully convert by another company, or a conversion that is incompatible with Tommy Hilfiger's systems, would not have an adverse impact on Tommy Hilfiger's operations.

                          BUSINESS OF TOMMY HILFIGER

GENERAL

  Tommy Hilfiger designs, sources and markets men's sportswear and childrenswear under the TOMMY HILFIGER(R) trademark. Through a range of strategic licensing agreements, Tommy Hilfiger continues to expand its product lines to offer a broader array of apparel, accessories, footwear and fragrance for men, women and children, as well as a home furnishings collection. Tommy Hilfiger's products can be found in leading department and specialty stores throughout the United States, Canada, Europe, Mexico, Central and South America, Japan, Hong Kong and other Far East locations. Mr. Hilfiger is the principal designer and provides leadership and direction for all aspects of the design process. TOMMY HILFIGER(R) sportswear is designed to combine classic American styling with unique details and fit to give time-honored basics a fresh and updated look for customers who desire high quality, designer clothes at competitive prices. The Guarantor was organized under the laws of the British Virgin Islands in June 1992.

  Tommy Hilfiger's principal growth strategy has been to expand its in-store shop program, whereby participating retailers set aside floor space highlighted by distinctive fixtures dedicated for the exclusive sale of Tommy Hilfiger's products by the retailer. Tommy Hilfiger expects to continue to pursue this strategy by increasing the number and size of its in-store shops in the United States and internationally. In the United States, the men's in-store shop program totaled 1,175 shops at December 31, 1997 compared with 1,026 shops at December 31, 1996. In addition, as of December 31, 1997, Tommy Hilfiger had established 1,178 fixtured areas in department stores where its childrenswear is sold compared with 1,010 at December 31, 1996. In addition, Tommy Hilfiger continues its program to expand certain existing shops.

  In addition to continuing to expand the in-store shop program, Tommy Hilfiger plans to grow by broadening its range of product offerings, both in-house and through licensing arrangements, and by expanding its channels of distribution. Through the expansion of its product lines, Tommy Hilfiger believes it will serve a wider variety of customer needs. Since 1992, Tommy Hilfiger has introduced several in-house products, including boyswear, childrenswear for infants and toddlers, swimwear, athleticwear, caps and bags. Additionally, Tommy Hilfiger has expanded its offerings through licensing agreements, including men's and women's fragrances, jeanswear, women's casualwear, footwear and other accessories. See "--Merchandising Strategies-- Licensing and Distributorships."

  As of March 31, 1998, Tommy Hilfiger operated 56 outlet stores and nine specialty retail stores, including a store in London, England, and currently plans to open approximately ten additional outlet stores by March 31, 1999. Tommy Hilfiger also opened a flagship store in Beverly Hills, California in November 1997 and plans to open a flagship store in London, England by Spring 1999. See "--Merchandising Strategies--Retailing."

MERCHANDISING STRATEGIES

 WHOLESALE

  Tommy Hilfiger organizes its menswear and childrenswear collections into three primary product lines: Core, Core Plus and Fashion. The boyswear line is available in boys' and young men's sizes 4 through 20 and is being sold by Tommy Hilfiger to many of the same department and specialty store customers as its menswear lines. In fiscal 1998, Tommy Hilfiger introduced an infant and toddler line.

  Core. The Core line is comprised of Tommy Hilfiger's seasonless products or "basics," all in classic solid colors. Core items are made available for sale by Tommy Hilfiger throughout the year and, therefore, generally are kept in stock by Tommy Hilfiger. Since Core items are seasonless, they do not have fixed selling periods and, therefore, retailers' inventories of Core products tend to be maintained throughout the year and reordered as necessary. Tommy Hilfiger receives orders from most of its larger customers for Core products on an electronic data interchange system, which expedites reorders.

  Core Plus. The Core Plus line is comprised of a broad selection of seasonal "basics" which are derived from Core but offer a greater variety of fabrics, colors and patterns, such as stripes and plaids. The Core Plus line also incorporates certain Fashion products that had previously been successful at retail. Tommy Hilfiger sells four different seasonal groups of Core Plus products each year. As compared to Fashion items, Core Plus items provide the retailer with longer selling periods at regular prices. Because Core Plus is a broader product category than Fashion, with a longer regular-price selling period, Tommy Hilfiger's shipping deadlines are more flexible and Tommy Hilfiger may be able to place reorders when demand is high.

  Fashion. The Fashion line represents the most updated component of Tommy Hilfiger's product line. Fashion items consist of a group of product classifications coordinated around a seasonal theme selected by Mr. Hilfiger. Tommy Hilfiger offers Fashion products under at least three themes per season, thereby creating a continual flow of new merchandise in the marketplace.

 LICENSING AND DISTRIBUTORSHIPS

  In connection with Tommy Hilfiger's business strategy of expanding its market penetration through product line and geographic expansion, Tommy Hilfiger considers entering into licensing and distribution agreements with respect to certain products if Tommy Hilfiger believes such arrangements provide more effective manufacturing, distribution and marketing of such products than could be achieved in-house. Tommy Hilfiger continually pursues new opportunities in product categories which are believed to be complementary to its existing product lines, as well as opportunities for geographic expansion through licenses and distributorships to enhance its international presence.

  As shown in the table below, since Fall 1992, Tommy Hilfiger has introduced several product lines through license arrangements with companies which are among industry leaders in their respective categories and has entered into several strategic geographic licenses and distributorships:

  PRODUCT CATEGORY                LICENSEE                 AVAILABLE AT RETAIL
  ---------------                 --------                 -------------------
Socks                        Mountain High Hosiery,       Holiday 1992
                              Inc.
Neckwear                     Superba, Inc.                Father's Day 1993
Belts and small leather      Trafalgar, Inc.              Fall 1993
 goods
Men's suits, sport coats,    Hartmarx Corporation         Fall 1994
 dress slacks, top coats,
 formal wear
Men's dress shirts           Oxford Industries, Inc.      Fall 1994
Men's underwear              Jockey International,        Fall 1994
                              Inc.
Men's fragrance              Aramis, Inc. (Estee          Father's Day 1995
                              Lauder)
Men's jeanswear(a)           Pepe Jeans USA, Inc.         Fall 1995
Men's robes and sleepwear    Russell-Newman, Inc.         Holiday 1995
Golfwear                     Oxford Industries, Inc.      Holiday 1995
Eyewear                      Liberty Optical              Fall 1996
Women's fragrance            Aramis, Inc. (Estee          Fall 1996
                              Lauder)
Women's casualwear(a)        Pepe Jeans USA, Inc.         Fall 1996
Men's footwear               The Stride Rite              Spring 1997
                              Corporation
Men's sunglasses             Lantis Eyewear               Fall 1997
                              Corporation
Athletics fragrance          Aramis, Inc. (Estee          Spring 1998
                              Lauder)
Formal accessories           Marks & Barry                Spring 1998
Linens, bedding and bath     Revman Industries, Inc.      Summer 1998
 products
Young women's jeanswear(a)   Pepe Jeans USA, Inc.         Fall 1998
Leather outerwear            GIII Leather Fashions,       Fall 1998
                              Inc.
Women's footwear             The Stride Rite              Holiday 1998
                              Corporation
Women's robes and            Russell-Newman, Inc.         Holiday 1998
 sleepwear


  GEOGRAPHIC                                              AVAILABLE
  TERRITORY                 LICENSEE/DISTRIBUTOR          AT RETAIL
  ----------                --------------------          ---------
Central and South           American Sportswear S.A.      1989
 America
Canada(a)                   Tommy Hilfiger Canada         1990
                             Inc.
Japan                       Novel-ITC Licensing           1991(b)
                             Limited
Mexico                      Tommy Hilfiger Mexico SA      1995
                             de CV
Europe                      Pepe Jeans London             1997
                             Corporation
Asia-Pacific                KSDP International            1998

--------
(a) Businesses to be acquired in the Acquisition.
(b) From 1991 to 1996, the operations in Japan were conducted through a Tommy Hilfiger joint venture with Itochu.

  In addition to a royalty payment or license fee, all of Tommy Hilfiger's licensees and distributors are required to contribute to the advertisement and promotion of TOMMY HILFIGER(R) products on the basis of a percentage of their net sales of TOMMY HILFIGER(R) products or a percentage of their net purchases of TOMMY HILFIGER(R) products (depending on the terms of the license or distributorship agreement), subject to minimum amounts.

 RETAILING

  Tommy Hilfiger believes its outlet store business has positioned it to take advantage of an expanding segment of the retail apparel industry that appeals to customers' increasing value orientation and provides Tommy Hilfiger with an additional channel of distribution. Tommy Hilfiger stocks its outlet stores with a mixture of first-quality products manufactured specifically for its outlet stores' customers as well as, to a limited degree, out-of-season products. As of March 31, 1998, Tommy Hilfiger operated 56 outlet stores and currently plans to open approximately ten additional outlet stores by March 31, 1999. Tommy Hilfiger's outlet stores are located primarily in major outlet centers in the United States. In addition, Tommy Hilfiger is considering opening outlet stores for jeanswear and women's casualwear following the Acquisition. As of March 31, 1998, Tommy Hilfiger operated nine specialty retail stores, including a store in London, England, and a flagship store in Beverly Hills, California. In Spring 1999, Tommy Hilfiger also expects to open a flagship store in London, England. Tommy Hilfiger does not plan to expand further its existing base of specialty retail stores.

SALES AND MARKETING

  Tommy Hilfiger's products are sold in over 2,000 department and specialty retail store locations. Tommy Hilfiger's department store customers include major United States retailers such as Dillard Department Stores, Federated Department Stores (including Macy's, Bloomingdale's and Burdines), The May Department Stores Company (including Lord & Taylor and Foley's), Belk Stores and Dayton Hudson. Tommy Hilfiger believes that its relationships with major retailers, including the active sales involvement of Tommy Hilfiger's senior management, are important elements of its marketing strategy. Tommy Hilfiger's strategy is to continue to grow by broadening its United States in-store shop program, expanding its product lines and marketing to new customers both in the United States and internationally.

  A significant aspect of Tommy Hilfiger's ability to increase the commitment of its existing customers and to attract new customers is its in-store shop and fixturing program, whereby participating retailers set aside floor space highlighted by distinctive fixtures dedicated for exclusive sale of Tommy Hilfiger's products by the retailer. This program enables the retailer to create an environment consistent with Tommy Hilfiger's image and to display and stock a greater volume of Tommy Hilfiger's products per square foot of retail space. Such shops and fixtured areas encourage longer term commitment by the retailer to Tommy Hilfiger's products, including the retailer's provision of upgraded staffing. These shops and fixtured areas also increase consumer product recognition and loyalty because of the retail customer's familiarity with the location of Tommy Hilfiger's products in the store. The continued expansion of Tommy Hilfiger's in-store shop and fixturing programs is dependent on market conditions, including continued demand for Tommy Hilfiger's products.

  Tommy Hilfiger's sales and marketing departments include individuals located in Tommy Hilfiger's New York headquarters, Atlanta and Dallas showrooms and Los Angeles, Chicago, Philadelphia, San Francisco and Cincinnati regional sales territories. The sales force sells only the TOMMY HILFIGER(R) collection.

  Tommy Hilfiger sells substantially all its out-of-season products, which are principally from the Fashion and Core Plus product lines, to certain discount retailers and, to a limited degree, through its own outlet stores. The net revenues from such sales represented less than 15% of Tommy Hilfiger's net revenues for each of the last three fiscal years.

SOURCING

  Tommy Hilfiger's sourcing strategy is to contract for the manufacture of its products. Outsourcing allows Tommy Hilfiger to maximize production flexibility while avoiding significant capital expenditures, work-in-process inventory buildups and the costs of managing a large production work force. Tommy Hilfiger inspects products manufactured by contractors to determine whether they meet Tommy Hilfiger's standards.

  Tommy Hilfiger imports most of its finished goods because it believes it can import higher quality products at lower costs. Management maintains extensive and long-term relationships with leading manufacturers in the Far East, including, among others, manufacturers located in Indonesia, Thailand, India, the Philippines, Taiwan and Mauritius. None of the countries from which Tommy Hilfiger sources accounts for more than 15% of the total cost of products purchased. Tommy Hilfiger monitors duty, tariff and quota-related developments and continually seeks to minimize its potential exposure to duty, tariff and quota-related risks through, among other measures, geographical diversification of its manufacturing sources, the maintenance of its buying offices in Hong Kong, Macau and India, allocation of production to merchandise categories where more quota is available and shifts of production among countries and manufacturers.

  Tommy Hilfiger's production and sourcing staff oversees all aspects of apparel manufacturing and production, the negotiation for raw materials and research and development of new products and sources. Tommy Hilfiger operates buying offices based in Hong Kong, Macau and India, as well as the United States, which perform product development, sourcing, production scheduling and quality control. In addition, Tommy Hilfiger contracts with various buying subagents that perform similar services for Tommy Hilfiger's licensees and geographic distributors, for specified commissions.

  Tommy Hilfiger has its products manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance. Tommy Hilfiger separately negotiates with suppliers for the sale of required raw materials which are then purchased by its contractors in accordance with Tommy Hilfiger's specifications. Tommy Hilfiger limits its exposure to holding excess inventory by committing to purchase a portion of total projected demand and Tommy Hilfiger, in its experience, has been able to satisfy its excess demand through reorders. Tommy Hilfiger believes that its policy of limiting its commitments for purchases early in the season reduces its exposure to excess inventory and obsolescence.

CREDIT AND COLLECTION

  Tommy Hilfiger collects substantially all of its receivables through a credit company pursuant to an agreement whereby the credit company pays Tommy Hilfiger after the credit company receives payment from Tommy Hilfiger's customer. If the customer becomes bankrupt or insolvent or the receivable becomes 120 days past due, the credit company pays Tommy Hilfiger 50% of the outstanding receivable. The credit company establishes maximum credit limits for each customer account. Substantially all accounts receivable are currently pledged as collateral under the Credit Agreement. However, the New Credit Facilities will be unsecured.

  Bad debts as a percentage of net sales were less than 0.1% in each of Tommy Hilfiger's last three fiscal years.

BACKLOG

  Tommy Hilfiger generally receives orders approximately three to five months prior to the time the products are delivered to stores. Thus, Tommy Hilfiger's backlog of orders, which Tommy Hilfiger believes, based on industry practice and past experience, will result in sales, at December 31, 1997 represents a significant portion of Tommy Hilfiger's expected sales through June 30, 1998. At December 31, 1997, Tommy Hilfiger's backlog of orders was approximately $262 million, compared to approximately $239 million at December 31, 1996. Tommy Hilfiger's backlog depends upon a number of factors, including the timing of "market weeks" during which a significant percentage of Tommy Hilfiger's orders are received and the timing of shipments. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

                     BUSINESSES OF THE ACQUIRED COMPANIES

PEPE JEANS

  General. Pepe USA was organized in 1984 to design, source and sell PEPE(R) jeanswear throughout the United States. In 1997, Pepe USA discontinued marketing its PEPE(R) jeanswear in order to focus its full attention and resources on women's and girls' casualwear bearing the TOMMY HILFIGER(R) trademark ("Tommy Womenswear"), men's jeanswear and jeans-related apparel bearing the TOMMY JEANS(R) trademark ("Tommy Men's Jeanswear") and the TOMMY JEANS(R) women's line, which will initially include jeanswear and jeans-related apparel for young women ("Tommy Women's Jeanswear" and together with Tommy Men's Jeanswear, "Tommy Jeanswear") businesses. Pursuant to a license granted by Tommy Hilfiger, Pepe USA has exclusive United States rights to develop, source and market Tommy Womenswear, Tommy Men's Jeanswear and Tommy Women's Jeanswear.

  Sales and Marketing. Pepe USA currently markets Tommy Womenswear and Tommy Men's Jeanswear throughout the United States principally through in-store shops and fixtured areas in leading department stores and through leading specialty stores. Its department store customers include major United States retailers such as Dillard Department Stores, Federated Department Stores (including Macy's, Bloomingdale's and Burdines), The May Department Stores Company (including Lord & Taylor and Foley's), Belk Stores and Dayton Hudson.

  Tommy Womenswear is nationally marketed principally through dedicated in-store shops and fixtured areas in department stores and, to a lesser degree, through womenswear specialty stores. As of March 31, 1998, Tommy Womenswear was sold in over 700 in-store shops and fixtured areas in department stores and in over 100 specialty store doors.

  Tommy Men's Jeanswear is nationally marketed principally through fixtured areas in leading department stores and through jeanswear specialty stores. As of March 31, 1998, Tommy Men's Jeanswear products were sold in approximately 1,800 department store doors, including over 500 fixtured areas, and in over 1,200 specialty and other store doors.

  Following the Acquisition, Tommy Women's Jeanswear will be nationally marketed principally through fixtured areas in leading department stores and through jeanswear specialty stores. Tommy Women's Jeanswear will be initially rolled out in Fall 1998 in over 500 department store doors (virtually all of which will have dedicated fixtured areas) and approximately 150 specialty store doors.

  Growth Strategy. Tommy Hilfiger's strategy is to continue to grow these businesses by rolling out the existing lines in additional department and specialty retail store doors, by expanding the in-store shop and fixtured area programs to a greater number of doors and increasing the size of the dedicated areas in existing doors, by expanding its product offerings (including the launch of Tommy Women's Jeanswear) and by marketing to new customers. Tommy Hilfiger believes the Tommy Womenswear business in particular provides a major platform for product expansion, by in-house production or through licensees, into additional classifications (e.g. juniors, petites, career) and accessories.

  Sourcing. Pepe Jeans' sourcing strategy is to contract for the manufacture of its products. Outsourcing allows Pepe Jeans to maximize production flexibility while avoiding significant capital expenditures, work-in-process inventory buildups and the costs of managing a large production work force. Pepe Jeans inspects products manufactured by contractors to determine whether they meet Pepe Jeans' standards.

  Pepe Far East operates a buying office based in Hong Kong that performs product development, sourcing, production scheduling and quality control services. In addition, Pepe Far East contracts with various buying subagents. Pepe Far East and its subsidiaries perform buying agency services with respect to Tommy Womenswear, Tommy Men's Jeanswear and Tommy Women's Jeanswear for both Pepe USA and Tommy Hilfiger's third-party distributors outside the United States.

  Pepe USA imports much of its finished goods because it believes it can import higher quality products at lower costs. Pepe Jeans maintains strong relationships with leading manufacturers in the Far East, including manufacturers located in Hong Kong, Indonesia, Thailand, India, Singapore and Taiwan, among other countries.

Pepe Far East monitors duty, tariff and quota-related developments and continually seeks to minimize its potential exposure to duty, tariff and quota-related risks through, among other measures, geographical diversification of its manufacturing sources, the maintenance of its buying office in Hong Kong, allocation of production to merchandise categories where more quota is available and shifts of production among countries and manufacturers.

  Backlog. Pepe Jeans generally receives orders approximately three to five months prior to the time the products are delivered to stores. Thus, Pepe Jean's backlog of orders, which Pepe Jeans believes, based on industry practice and past experience, will result in sales, at December 31, 1997 represents a significant portion of Pepe Jeans' expected sales through June 30, 1998. At December 31, 1997, Pepe Jeans' backlog of orders was approximately $209 million, compared to approximately $79 million at December 31, 1996 (in each case excluding PEPE products). Pepe Jeans' backlog depends upon a number of factors, including the timing of "market weeks" during which a significant percentage of Pepe Jeans' orders are received and timing of shipments. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

TOMMY CANADA

  General. Pursuant to a license from Tommy Hilfiger, since 1990 Tommy Canada has had exclusive Canadian rights to source, manufacture and distribute apparel bearing the TOMMY HILFIGER(R) trademark (and since 1995 the TOMMY JEANS(R) trademark), including men's sportswear and athleticwear, boys' sportswear, Tommy Womenswear and Tommy Men's and Women's Jeanswear.

  Sales and Marketing. Tommy Canada markets TOMMY HILFIGER(R) and TOMMY JEANS(R) products principally through leading specialty and department stores in Canada. Approximately 55% of Tommy Canada's sales are made through specialty stores, with the remainder made through department stores. Tommy Canada's major department store customers are the Eaton and The Bay chains. As of March 31, 1998, TOMMY HILFIGER(R) and TOMMY JEANS(R) products were sold in Canada in over 2,200 specialty store doors and over 160 department store doors (substantially all of which had dedicated in-store shops or fixtured areas).

  Growth Strategy. Tommy Hilfiger plans to continue to grow Tommy Canada's business by expanding its product offerings, by rolling out TOMMY HILFIGER(R) and TOMMY JEANS(R) products in additional specialty and department store doors, by broadening its in-store shop and fixtured area programs and by marketing to new customers. While the expansion of Tommy Canada's business will be dependent on market conditions, including continued demand for Tommy Hilfiger's products in Canada, Tommy Hilfiger believes that the continued roll-out and expansion of the Tommy Womenswear, Tommy Men's Jeanswear and Tommy childrenswear lines, as well as the launch of Tommy Women's Jeanswear, represents a significant growth opportunity for Tommy Canada. Tommy Hilfiger plans to initially roll out Tommy Women's Jeanswear in Canada in Fall 1998 to approximately 800 specialty store doors and approximately 160 department store doors.

  Sourcing. Tommy Canada sources most of its products through the buying offices of Tommy Hilfiger and Pepe Far East, for which Tommy Canada pays Tommy Hilfiger and Pepe Jeans a fee based on a percentage of the cost of the sourced products. In addition, Tommy Canada sources certain products directly from manufacturers located in Canada.

  Backlog. Tommy Canada generally receives orders approximately three to five months prior to the time the products are delivered to stores. Thus, Tommy Canada's backlog of orders, which Tommy Canada believes, based on industry practice and past experience, at December 31, 1997 represents a significant portion of Tommy Canada's expected sales through June 30, 1998. At December 31, 1997, Tommy Canada's backlog of orders was approximately C$40 million, compared to approximately C$27 million at December 31, 1996. Tommy Canada's backlog depends upon a number of factors, including the timing of "market weeks" during which a significant percentage of Tommy Canada's orders are received and the timing of shipments. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

                  DESCRIPTION OF THE NOTES AND THE GUARANTEES

  The Notes will be unsecured senior obligations of the Company, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company which may be outstanding from time to time. The Guarantees will be unsecured senior obligations of the Guarantor, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Guarantor which may be outstanding from time to time. The description of the Debt Securities and Guarantees set forth under "Description of Debt Securities and Guarantees" in the accompanying Prospectus will apply to the Notes and related Guarantees offered hereby, except as otherwise provided in the following description of the particular terms of the 2003 Notes and the 2008 Notes. The following description of the Notes and the Guarantees is qualified in its entirety by reference to the Indenture. Capitalized terms used but not defined below have the meanings ascribed to them in the accompanying Prospectus and the Indenture.

GENERAL

  The 2003 Notes will be limited to $250,000,000 in aggregate principal amount and will mature on June 1, 2003. The 2008 Notes will be limited to $200,000,000 in aggregate principal amount and will mature on June 1, 2008. The Notes will bear interest at the respective rates per annum set forth on the cover page of this Prospectus Supplement from the date of issue, or the most recent Interest Payment Date to which interest has been paid or provided for, and will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1998, to the persons in whose names the Notes are registered at the close of business on May 15 or November 15, as the case may be, next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

  The Notes will be issued in the form of one or more Global Notes registered in the name of a nominee of DTC and the provisions set forth under "Description of Debt Securities and Guarantees -- Global Notes" in the accompanying Prospectus will apply to the Notes. The Notes will be issued in denominations of U.S. $1,000 or any integral multiple thereof.

  The Notes will trade in DTC's Same-Day Funds Settlement System and secondary trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

OPTIONAL REDEMPTION

  The 2003 Notes and 2008 Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points for the 2003 Notes and 15 basis points for the 2008 Notes, plus in the case of each of clause (1) and (2) accrued interest to the date of redemption.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the series of Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

  "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated, Chase Securities Inc. and Salomon Brothers Inc and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

  "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

  Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of each series of Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular series of Notes or portions thereof for redemption from the outstanding series of Notes not previously called by such method as the Trustee deems fair and appropriate.

  The Notes will also be redeemable at the option of the Guarantor, in whole but not in part, if the Guarantor would be required to pay additional amounts with respect to the Notes as a result of changes in the laws of any jurisdiction in which the Guarantor is resident for tax purposes. See "Description of Debt Securities and Guarantees -- Optional Tax Redemption" in the accompanying Prospectus

TRUSTEE

  The Chase Manhattan Bank is the Trustee under the Indenture. Tommy Hilfiger maintains bank accounts, borrows money and has customary banking relationships in the ordinary course of business, with the Trustee. Among other things, the Trustee has committed to provide a portion of the New Credit Facilities and will serve as Administrative Agent thereunder.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of the Notes set forth opposite their respective names below:

                                                       PRINCIPAL    PRINCIPAL
                                                         AMOUNT       AMOUNT
                                                        OF 2003      OF 2008
NAME                                                     NOTES        NOTES
----                                                  ------------ ------------
Morgan Stanley & Co. Incorporated.................... $137,500,000 $110,000,000
Chase Securities Inc.................................   56,250,000   45,000,000
Salomon Brothers Inc ................................   56,250,000   45,000,000
                                                      ------------ ------------
    Total............................................ $250,000,000 $200,000,000
                                                      ============ ============

  The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes if any are taken.

  The Underwriters initially propose to offer part of the Notes directly to the public at the public offering prices set forth on the cover page hereof and part to certain dealers at prices that represent a concession not to exceed .35% of the principal amount in the case of the 2003 Notes and .40% of the principal amount in the case of the 2008 Notes. Any Underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed .25% of the principal amount in the case of the 2003 Notes and .25% of the principal amount in the case of the 2008 Notes. After the initial offering of the Notes, the respective offering prices and other selling terms may from time to time be varied by the Underwriters.

  The Company and the Guarantor have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

  In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment banking and financial advisory services for the Guarantor, for which they have received usual and customary fees. Morgan Stanley & Co. Incorporated is acting as financial advisor to the Guarantor in connection with the Acquisition and has agreed to credit up to $1,000,000 of its fee for these services toward 50% of its underwriting discounts and commissions from this offering. Tommy Hilfiger maintains bank accounts, borrows money and has customary banking relationships in the ordinary course of business with The Chase Manhattan Bank, an affiliate of Chase Securities Inc. Chase Securities Inc. is acting as arranger and syndicator for the New Credit Facilities and The Chase Manhattan Bank has committed to provide a portion of the New Credit Facilities and will serve as Administrative Agent thereunder. In addition, The Chase Manhattan Bank will serve as Trustee under the Indenture.

PROSPECTUS

                          TOMMY HILFIGER U.S.A., INC.

                                DEBT SECURITIES

                          TOMMY HILFIGER CORPORATION

                                  GUARANTEES

                               ----------------

  Tommy Hilfiger U.S.A., Inc. (the "Company") may offer from time to time, in one or more series, unsecured notes, debentures or other debt securities (the "Debt Securities"), in amounts, at prices and on terms to be determined by market conditions at the time of offering, having an aggregate initial offering price of up to U.S. $700,000,000 or its equivalent in any other currency or composite currency. The Debt Securities, when issued, will constitute unsecured obligations of the Company and will rank on a parity with all the unsecured and unsubordinated indebtedness of the Company. All Debt Securities will be unconditionally guaranteed as to payment of principal, premium, if any, and interest by Tommy Hilfiger Corporation, the parent corporation of the Company (the "Guarantor," and collectively with the Company and its other subsidiaries, "Tommy Hilfiger"). The guarantees of the Debt Securities (the "Guarantees"), when issued, will constitute unsecured obligations of the Guarantor and will rank on a parity with all other unsecured indebtedness of the Guarantor.

  The specific terms of the Debt Securities and the Guarantees with respect to which this Prospectus is being delivered will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering and sale of the Debt Securities and the Guarantees, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Debt Securities, the following information: the specific designation, aggregate principal amount, authorized denominations (which may be in U.S. dollars, or any other currency or composite currency), maturity, rate or method of calculation of interest and dates for payment thereof, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any index or formula for determining the amount of any principal, premium, or interest, whether the securities are issuable in certificated form or in the form of global securities and any provisions for the conversion or exchange of such Debt Securities. The Prospectus Supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities and the Guarantees covered by such Prospectus Supplement.

  The Debt Securities may be sold directly by the Company through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company, underwriters or dealers are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company will be set forth in a Prospectus Supplement.

  The sale of Debt Securities under the Registration Statement of which this Prospectus forms a part or under a Registration Statement to which this Prospectus relates will reduce the amount of Debt Securities which may be sold hereunder.

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE   COMMISSION  OR   ANY   STATE   SECURITIES   COMMISSION  NOR   HAS
 THE  SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is April 24, 1998.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE GUARANTOR OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE GUARANTOR SINCE THE DATE HEREUNDER OR THEREOF.

                             AVAILABLE INFORMATION

  The Guarantor is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Guarantor may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the web site (http://www.sec.gov) maintained by the Commission and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Ordinary Shares of the Guarantor are listed on the New York Stock Exchange, where reports, proxy statements and other information concerning the Guarantor can also be inspected. The offices of the New York Stock Exchange are located at 20 Broad Street, New York, New York 10005.

  The Company plans to request that the Commission grant to the Company an order exempting it from the reporting obligations of Sections 13 and 15(d) of the Exchange Act. If such order or other relief is granted, the Company will not file reports under the Exchange Act.

  The Guarantor and the Company have filed a combined registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the Debt Securities and the Guarantees offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Guarantor, the Company, the Debt Securities and the Guarantees, reference is hereby made to such Registration Statement, including the exhibits filed as a part thereof. Statements contained in this Prospectus concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Guarantor pursuant to the Exchange Act are incorporated herein by reference:

    (a) the Guarantor's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed with the Commission on June 27, 1997 (the financial statements included therein have been modified to include summarized financial information of the Company and disclosure requirements related to Statement of Financial Accounting Standards No. 128, "Earnings Per Share," as filed on Current Report on Form 8-K dated April 1, 1998);

    (b) the Guarantor's Proxy Statement for the October 27, 1997 Annual Meeting of Shareholders of the Guarantor, filed with the Commission on September 19, 1997;

    (c) the Guarantor's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1997, September 30, 1997 and December 31, 1997, filed with the Commission on August 5, 1997, November 5, 1997 and February 9, 1998, respectively;

    (d) the Guarantor's Current Reports on Form 8-K dated January 31, 1998 and April 1, 1998, filed with the Commission on February 5, 1998 and April 1, 1998, respectively; and

    (e) the following information included in the Guarantor's Proxy Statement dated March 30, 1998, filed with the Commission on March 30, 1998:

      (i) the unaudited condensed combined balance sheet of Pepe Jeans USA, Inc. and TJ Far East Limited as of December 31, 1997, and the related condensed combined statements of operations and retained earnings (accumulated deficit) and condensed combined statements of cash flows for the nine month periods ended December 31, 1997 and December 31, 1996 and the accompanying notes thereto (set forth at pages F-2 through F-6);

      (ii) the audited combined balance sheets of Pepe Jeans USA, Inc. and Pepe Jeans Far East Limited (subsequently named TJ Far East Limited) as of March 31, 1997 and March 31, 1996, and the related combined statements of operations and retained earnings (accumulated deficit) and combined statements of cash flows for each of the three fiscal years in the period ended March 31, 1997 and the accompanying notes thereto (set forth at pages F-7 through F-19);

      (iii) the audited consolidated balance sheet of Tomcan Investments Inc. as of December 31, 1997, and the related consolidated statement of income and retained earnings and consolidated statement of changes in financial position for the nine month period ended December 31, 1997 and the accompanying notes thereto (set forth at pages F-20 through F-
    30);

      (iv) the unaudited statement of income and retained earnings and statement of changes in financial position of Tommy Hilfiger Canada Inc. for the nine month period ended December 31, 1996 and the accompanying notes thereto (set forth at pages F-31 through F-33);

      (v) the audited balance sheets of Tommy Hilfiger Canada Inc. as of March 31, 1997 and March 31, 1996, and the related statements of income and retained earnings and statements of changes in financial position for each of the three fiscal years in the period ended March 31, 1997 and the accompanying notes thereto (set forth at pages F-34 through F-
    44);

      (vi) the selected historical financial information of Tommy Hilfiger as of and for the nine months ended December 31, 1997 (unaudited) and 1996 (unaudited) and as of and for each of the five fiscal years in the period ended March 31, 1997 and the accompanying notes thereto (set forth at pages 49 through 50); and

      (vii) the unaudited pro forma combined balance sheet of Tommy Hilfiger as of December 31, 1997, and unaudited pro forma combined statements of operations of Tommy Hilfiger for the fiscal year ended March 31, 1997 and for the nine months ended December 31, 1997, reflecting the Acquisition (as defined below) and the accompanying notes thereto (set forth at pages 64 through 68).

  All documents filed by the Guarantor or the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Guarantor and the Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are incorporated by reference into such documents). Such written requests should be addressed to the Investor Relations Department, Tommy Hilfiger U.S.A., Inc., 25 West 39th Street, New York, New York 10018. Telephone requests may be directed to the Investor Relations Department at (212) 840-8888.

            ENFORCEABILITY OF CIVIL LIABILITIES AND RELATED MATTERS

  The Guarantor is organized under the laws of the British Virgin Islands. Certain of its directors and officers are residents of non-United States jurisdictions and certain of the assets of the Guarantor, and all or a substantial portion of the assets of such other persons, are located in non-United States jurisdictions. As a result, it may be difficult for investors to effect service within the United States upon such persons or to enforce against them in the United States, such judgments of courts of the United States predicated upon civil liabilities under the United States federal securities laws. Additionally, there is doubt as to the enforceability in the British Virgin Islands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon the United States federal securities laws.

                                TOMMY HILFIGER

  Tommy Hilfiger designs, sources and markets men's sportswear and childrenswear under the TOMMY HILFIGER(R) trademark. Through a range of strategic licensing agreements, Tommy Hilfiger continues to expand its product lines to offer a broader array of apparel, accessories, footwear and fragrance for men, women and children, as well as a home furnishings collection. Tommy Hilfiger's products can be found in leading department and specialty stores throughout the United States, Canada, Europe, Mexico, Central and South America, Japan, Hong Kong and other Far East locations. The Company and its subsidiaries carry out all of Tommy Hilfiger's operations in the United States. Following the Acquisition described below, the Company and its subsidiaries will also carry out all of Tommy Hilfiger's operations in Canada.

  The Guarantor is organized under the laws of the British Virgin Islands. The principal executive offices of the Guarantor are located at 6/F, Precious Industrial Centre, 18 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong. The Guarantor's telephone number is 852-2745-7798.

  The Company is a direct, wholly owned subsidiary of the Guarantor and is organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 25 West 39th Street, New York, New York 10018. The Company's telephone number is (212) 840-8888.

                           THE PROPOSED ACQUISITION

GENERAL

  On January 31, 1998, the Guarantor, the Company and Tommy Hilfiger (Eastern Hemisphere) Limited, a wholly owned subsidiary of the Guarantor ("THEH"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Pepe Jeans London Corporation ("PJLC"). The Stock Purchase Agreement provides for the Company to purchase from PJLC all of the outstanding capital stock (the "Pepe USA Shares") of Tommy Hilfiger's U.S. womenswear and jeanswear licensee, Pepe Jeans USA, Inc. ("Pepe USA"), and for THEH to purchase from PJLC all of the outstanding capital stock (the "Pepe Far East Shares") of Pepe USA's buying agency affiliate, TJ Far East Limited ("Pepe Far East" and together with its subsidiaries and Pepe USA, "Pepe Jeans") (such stock purchases, the "Acquisition"). Under the Stock Purchase Agreement, the total purchase price for the Pepe USA Shares is $730,760,000 in cash plus 9,045,930 ordinary shares, par value $.01 per share, of the Guarantor, and the total purchase price for the Pepe Far East Shares is $25,000,000 in cash (collectively with the cash consideration for the Pepe USA Shares, the "Cash Consideration"). The Stock Purchase Agreement contemplates that, immediately following the Acquisition, Pepe USA will purchase from Lawvest Holdings Inc. ("Lawvest") all of the outstanding shares of Tomcan Investments Inc. ("Tomcan"), the parent corporation of Tommy Hilfiger Canada Inc., Tommy Hilfiger's Canadian licensee (together with Tomcan, "Tommy Canada," and, collectively with Pepe Jeans, the "Acquired Companies"), with funds provided by PJLC using proceeds from the Cash Consideration (the "Canada Purchase"), pursuant to a Share Purchase Agreement entered into between Pepe USA and Lawvest on January 26, 1998.

  The Acquisition is subject to, among other things, approval by the Guarantor's shareholders and specified contractual consents, receipt by the Guarantor and/or its subsidiaries of financing for the Acquisition on reasonably satisfactory terms and satisfaction of all conditions to consummation of the Canada Purchase by Pepe USA, other than payment for and delivery of the Tomcan shares.

DESCRIPTION OF THE ACQUIRED COMPANIES

  Pepe Jeans. Pepe USA was organized in 1984 to design, source and sell PEPE(R) jeanswear throughout the United States. Pursuant to a license agreement between Tommy Hilfiger and Pepe Jeans, Pepe USA acquired exclusive United States rights to develop, source and market women's and girls' casualwear bearing the TOMMY HILFIGER(R) trademark ("Tommy Womenswear"), men's jeanswear and jeans-related apparel bearing the TOMMY JEANS(R) trademark ("Tommy Men's Jeanswear") and the TOMMY JEANS(R) women's line, which will initially include jeanswear and jeans-related apparel for young women ("Tommy Women's Jeanswear"). In December 1997, Pepe USA discontinued marketing its PEPE(R) jeanswear in order to focus its full attention and resources on Tommy Womenswear, Tommy Men's Jeanswear and Tommy Women's Jeanswear. Pepe USA currently markets Tommy Womenswear and Tommy Men's Jeanswear throughout the United States principally through in-store shops and fixtured areas in leading department stores and through leading specialty stores. Its department store customers include major United States retailers such as Dillard Department Stores, Federated Department Stores (including Macy's, Bloomingdale's and Burdines), The May Department Stores Company (including Lord & Taylor and Foley's), Belk Stores and Dayton Hudson.

  Pepe Far East operates a buying office based in Hong Kong which performs product development, sourcing, production scheduling and quality control services. In addition, Pepe Far East contracts with various buying subagents. Pepe Far East and its subsidiaries perform buying agency services with respect to Tommy Womenswear, Tommy Men's Jeanswear and Tommy Women's Jeanswear for both Pepe USA and Tommy Hilfiger's third party distributors outside the United States.

  Tommy Canada. Pursuant to a license agreement between Tommy Hilfiger and Tommy Canada, since 1990 Tommy Canada has had exclusive Canadian rights to source, manufacture and distribute apparel bearing the TOMMY HILFIGER(R) trademark (and since 1995 the TOMMY JEANS(R) trademark), including men's sportswear and athleticwear, boys' sportswear, Tommy Womenswear and Tommy Men's and Women's Jeanswear. Tommy Canada markets TOMMY HILFIGER(R) and TOMMY JEANS(R) products principally through leading specialty and department stores in Canada. Approximately 55% of Tommy Canada's sales are made through specialty stores, with the remainder made through department stores. Tommy Canada's major department store customers are the Eaton and The Bay chains.

                                USE OF PROCEEDS

  Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used by the Company to finance the Acquisition and for general corporate purposes.

              RATIO OF EARNINGS TO FIXED CHARGES OF THE GUARANTOR

  The following table sets forth the Guarantor's consolidated ratios of earnings to fixed charges for the nine month period ended December 31, 1997 and for each of the fiscal years ended March 31, 1997, 1996, 1995, 1994 and 1993, and pro forma for the proposed Acquisition for the periods indicated:



                               NINE MONTH PERIOD  FISCAL YEAR ENDED MARCH 31,
                                     ENDED       -----------------------------
                               DECEMBER 31, 1997 1997  1996  1995  1994  1993
                               ----------------- ----- ----- ----- ----- -----
   Historical.................       26.6x       36.2x 35.5x 66.6x 65.7x 14.4x
   Pro Forma for the Acquisi-
    tion......................        4.2x        2.2x

  For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of net income, provision for income taxes and fixed charges (less capitalized interest). Fixed charges are the sum of interest expense, the estimated interest portion of rental charges and capitalized interest and, with respect to the pro forma ratios only, financing cost amortization.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  The Debt Securities are to be issued under an Indenture (the "Indenture"), among the Company, the Guarantor and The Chase Manhattan Bank, as trustee (the "Trustee"), a copy of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Debt Securities, the Guarantees and the Indenture does not purport to be complete and is subject to and is qualified in its entirety by reference to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meaning given in the Indenture.

  The following sets forth certain general terms and provisions of the Debt Securities and Guarantees. The specific terms of the Debt Securities and Guarantees offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

GENERAL

  All Debt Securities will be unsecured obligations of the Company, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company and will have the benefit of the Guarantees described below.

  The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Offered Debt Securities and provides that Debt Securities may be issued thereunder from time to time in one or more series. All Debt Securities of any series need not be issued at the same time or bear interest at the same rate or mature on the same date.

  Reference is made to the Applicable Prospectus Supplement relating to the Offered Debt Securities for the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates per annum (or the method of calculating such rates) at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue;
(5) the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Offered Debt Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a global Debt Security (a "Global Note") on an Interest Payment Date will be paid if other than in the manner described under "Global Notes" below; (6) the dates, if any, on which and the price or prices at which the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of any such sinking funds; (7) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions (other than as set forth under "Optional Tax Redemption"), be redeemed at the option of the Company or of the holder thereof and other detailed terms and provisions of any such optional redemption; (8) the denominations (if other than U.S.$1,000 and integral multiples thereof) in which the Offered Debt Securities are issuable; (9) the currency or currencies, which may be a composite currency such as the European Currency Unit, of payment of principal of and premium, if any, and interest of the Offered Debt Securities, if other than U.S. dollars; (10) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; (11) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more Global Notes and, if so, the identity of the depositary, if any, for such Global Note or Notes; (12) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (13) any index used to determine the amount of payments of principal of and premium, if any, and interest on the Offered Debt Securities; and (14) any other terms of the Offered Debt Securities not inconsistent with the terms of the Indenture.

  Unless otherwise indicated in the Applicable Prospectus Supplement relating thereto, principal of and any premium and interest on the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the corporate trust office of the Trustee in New York, New York, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. Unless otherwise indicated in the Applicable Prospectus Supplement, payment of any interest due on any Offered Debt Security will be made to the person in whose name such Offered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Sections 301, 305, 307 and
1002)

  Unless otherwise indicated in the Applicable Prospectus Supplement, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof, and no service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement relating to any such Original Issue Discount Securities.

GUARANTEES

  The Guarantor will unconditionally guarantee the due and punctual payment of the principal, premium, if any, and interest (including additional amounts, if any) on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption, or otherwise. (Section 1301) The Guarantees will rank equally with all other unsecured and unsubordinated indebtedness of the Guarantor.

GLOBAL NOTES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States (the "Depositary") identified in the Applicable Prospectus Supplement relating to such series, which unless otherwise specified therein will be The Depository Trust Company, New York, New York.

  The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Unless otherwise specified in the Applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Note to be deposited with or on behalf of a Depositary will be represented by a Global Note registered in the name of such Depositary or its nominee. Upon the issuance of a Global
Note in registered form, the Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through participants will be effected only through records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

  So long as the Depositary for a Global Note, or its nominee, is the registered owner of such Global Note, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Note will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing practice, in the event that the Company requests the holders to take, or a beneficial owner desires to take, any action, the Depositary would act upon the instructions of, or authorize, the participant to take such action.

  Payment of principal of, premium, if any, and any interest on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium, or interest in respect of a permanent Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

  A Global Note may not be transferred except as a whole by the Depositary for such Global Note to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. (Section 304(b)) If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Note or Notes representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue Debt Securities in definitive registered form in exchange for all the Global Notes representing such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

CERTAIN COVENANTS OF THE COMPANY AND THE GUARANTOR

  Restrictions on Liens. Except as provided below under "Exempted Debt," the Company and the Guarantor will not, and will not permit any Restricted Subsidiary to, create or suffer to exist any mortgage, lien, pledge, charge, security interest or encumbrance (a "Lien" or "Liens") to secure any Indebtedness of the

Company, the Guarantor or any Restricted Subsidiary on any property of or any shares of equity interests or evidences of Indebtedness issued by the Company, the Guarantor or any Restricted Subsidiary and owned by the Company, the Guarantor or any Restricted Subsidiary, without making, or causing such Restricted Subsidiary to make, effective provision to secure all of the Debt Securities offered hereunder and then outstanding by such Lien, equally and ratably with any and all other such Indebtedness thereby secured, so long as such other Indebtedness is so secured, except that the foregoing restrictions shall not apply (subject in certain instances to certain qualifications) to:
(a) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with the Company, the Guarantor or a Restricted Subsidiary or at the time of sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company, the Guarantor or a Restricted Subsidiary; (b) Liens on property or shares of equity interests or evidences of indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (c) Liens securing Indebtedness between a Restricted Subsidiary and the Company or the Guarantor or between Restricted Subsidiaries or between the Guarantor and the Company; (d) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise, provided that the Company, the Guarantor or the Restricted Subsidiary, as applicable, must have disposed of such property within 180 days after the creation of such Liens and that any Indebtedness secured by such Liens shall be without recourse to the Company, the Guarantor or any Restricted Subsidiary; (e) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; (f) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights and remedies, in each case as to deposit accounts or other funds maintained with a creditor depository institution, provided that (1) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company, the Guarantor or applicable Restricted Subsidiary in excess of those set forth by regulations promulgated by the Federal Reserve Board, and (2) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution; (g) Liens arising from Uniform Commercial Code financing statements regarding leases; (h) Liens on the Company's office facility located at 25 West 39th Street, New York, New York; (i) the giving, simultaneously with or within 180 days after the latest of the date of the Indenture, or the acquisition or construction of such property, of a purchase money Lien on property acquired or constructed after the date of the Indenture, or the acquisition after the date of the Indenture, of property subject to any Lien which is limited to such property and which secures Indebtedness not in excess of the lesser of the cost or fair market value of such property; (j) the giving of a Lien on real property which is the sole security for Indebtedness incurred within two years after the latest of the date of the Indenture, the acquisition of the property or completion of the first substantial improvements thereon, provided that the Indebtedness does not exceed the lesser of the cost of the property and improvements or their fair market value and the holder of such Indebtedness is entitled to enforce its payment only by resorting to such security; (k) Liens arising under Tommy Hilfiger Canada Inc.'s existing loan agreement securing Indebtedness not to exceed Can.$25,000,000; (l) Liens arising by the terms of letters of credit entered into in the ordinary course of business to secure reimbursement obligations thereunder; (m) Liens existing on the date of the Indenture; and
(n) extension, renewal, replacement or refunding of any Lien existing on the date of the Indenture or referred to in clauses (a) to (d) and (i) to (k), provided that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (a) to (d) and (i) to (k) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1007)

  Restrictions on Sale and Leaseback Transactions. Except as provided below under "Exempted Debt," the Company and the Guarantor will not, nor will they permit any Restricted Subsidiary to, enter into any arrangements with any person providing for the leasing by the Company, the Guarantor or any Restricted Subsidiary of any property or asset now owned or hereafter acquired which has been or is to be sold or transferred by the Company, the Guarantor or such Restricted Subsidiary to such person with the intention of taking back a lease of such property (a "Sale and Leaseback Transaction"), unless the net proceeds of such sale or transfer have been determined by the Board of Directors of the Company or the Guarantor (as applicable) to be at least equal to the fair value of such property or asset at the time of such sale and transfer and either (i) the Company, the Guarantor or a Restricted Subsidiary applies or causes to be applied an amount equal to the net proceeds of such sale or transfer, within 180 days of receipt thereof, to the retirement or prepayment (other than any mandatory retirement or prepayment) of Senior Funded Debt of the Company, the Guarantor or any Restricted Subsidiary or to the purchase of property or assets to be used in the ordinary course of business, or (ii) the Company, the Guarantor or such Restricted Subsidiary would, on the effective date of such sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon such property or asset at least equal in amount to the Attributable Debt in respect of such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities having the benefit of the "Restrictions on Liens." The foregoing restriction will not apply to any Sale and Leaseback Transaction (i) between the Company and the Guarantor, the Company or the Guarantor and any Restricted Subsidiary or between Restricted Subsidiaries provided that the lessor shall be the Company, the Guarantor or a Wholly-owned Restricted Subsidiary, or (ii) which has a lease of less than three years in length. (Section 1008)

  Exempted Debt. Notwithstanding the restrictions in the Indenture on (i) Liens and (ii) Sale and Leaseback Transactions, the Company, the Guarantor or the Restricted Subsidiaries may, in addition to amounts permitted under such restrictions, create Indebtedness secured by Liens, or enter into Sale and Leaseback Transactions, provided that, at the time of such transaction and after giving effect thereto, the aggregate outstanding amount of all such Indebtedness secured by Liens plus Attributable Debt resulting from such Sale and Leaseback Transactions does not exceed 10% of Consolidated Stockholders Equity. (Sections 1007(b) and 1008(b))

  Restrictions on Subsidiary Indebtedness. The Company and the Guarantor will not permit any Restricted Subsidiary to create, incur, issue, assume or guarantee any Funded Debt, except: (i) Funded Debt outstanding on the date of the Indenture; (ii) Funded Debt issued to and held by the Company, the Guarantor or a Wholly-owned Restricted Subsidiary; (iii) Funded Debt created, incurred, issued, assumed or guaranteed by a person prior to the time (a) such person became a Restricted Subsidiary; (b) such person merges into or consolidates with a Restricted Subsidiary; or (c) a Restricted Subsidiary merges into or consolidates with such person (in a transaction in which such person becomes a Restricted Subsidiary) (in the case of each of clauses (a),
(b) and (c), which Funded Debt was not incurred in anticipation of such transaction and was outstanding prior to such transaction); (iv) Funded Debt incurred to provide funds for all or part of the cost of acquisition, construction, development or improvement of property (including shares of equity interests), provided that the commitment of the creditor to extend the credit evidenced by such Funded Debt shall have been obtained not later than 180 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property; (v) Funded Debt under Tommy Hilfiger Canada Inc.'s existing loan agreement in a principal amount not to exceed Can.$25,000,000; (vi) Funded Debt which is exchanged for, or the proceeds of which are used to replace or refund, any Funded Debt permitted to be outstanding pursuant to clauses (i) through (v) above (or any extension or renewal thereof), in an aggregate principal amount not to exceed the principal amount of the Indebtedness so exchanged, replaced or refunded; (vii) Funded Debt not otherwise permitted pursuant to clauses (i) through (vi) above that, together with any other outstanding Funded Debt created, incurred, issued, assumed or guaranteed pursuant to this clause (vii), has an aggregate principal amount at any time outstanding that does not exceed 10% of Consolidated Stockholders Equity; and (viii) Funded Debt which would be permitted to be incurred under the "Restrictions on Liens." (Section 1009)

  No Special Protection in the Event of a Highly Leveraged Transaction. Unless otherwise indicated in the Applicable Prospectus Supplement, the terms of the Offered Debt Securities will not afford the holders special protection in the event of a highly leveraged transaction.

  Certain Definitions. Set forth below are certain significant terms which are defined in Section 101 of the Indenture:

  "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

The term "net rental payments" under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

  "Capitalized Lease Obligations" means obligations created pursuant to leases which are required to be shown on the liability side of the balance sheet in accordance with generally accepted accounting principles.

  "Consolidated Stockholders Equity" means consolidated stockholders equity of the Guarantor and its Subsidiaries as determined in accordance with generally accepted accounting principles and reflected on the most recent balance sheet delivered to the Trustee pursuant to the Indenture.

  "Funded Debt" means Indebtedness, whether incurred, assumed or guaranteed, maturing by its terms more than one year from the date of creation thereof or which is extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from the date of creation thereof; provided, however, that Funded Debt shall not include obligations created pursuant to leases, or any Indebtedness or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such Indebtedness shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or any Indebtedness for the payment or redemption of which money in the necessary amount shall have been deposited in trust either at or before the maturity or redemption date thereof.

  "Indebtedness" of a person means indebtedness for borrowed money and all indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements in each case where such indebtedness has been created, incurred, assumed or guaranteed by such person or where such person is otherwise liable therefor and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person even though such person has not assumed or become liable for the payment of such indebtedness.

  "Restricted Subsidiary" means, at any time, any Subsidiary of the Guarantor, other than the Company, which would be a "Significant Subsidiary" at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect on the date of the Indenture.

  "Subsidiary" as to any person, means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more of its Subsidiaries, or by such person and one or more of its Subsidiaries. For the purposes of this definition "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

MERGER AND CONSOLIDATION

  The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Company may not permit any person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (i) in case the Company consolidates with or merges into another corporation or conveys, transfers or leases its properties and assets substantially as an entirety to any person, the corporation formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or a Subsidiary of the Company as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, the Company or such successor corporation or person, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby. (Section 801)

  The Indenture provides that the Guarantor may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, and the Guarantor may not permit any person to consolidate with or merge into the Guarantor or convey, transfer or lease its properties and assets substantially as an entirety to the Guarantor, unless: (i) in case the Guarantor shall consolidate with or merge into another corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, the corporation formed by such consolidation or into which the Guarantor is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets of the Guarantor substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or the British Virgin Islands and shall expressly assume, by a supplemental indenture, the Guarantees and the performance of every covenant of this Indenture on the part of the Guarantor to be performed or observed; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Guarantor as a result of such transaction as having been incurred by the Guarantor at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Guarantor would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, the Guarantor or such successor corporation or person, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby. (Section 1303)

PAYMENT OF ADDITIONAL AMOUNTS

  If any deduction or withholding for any present or future taxes, assessments or other governmental charges of any jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Guarantor is resident for tax purposes shall at any time be required by such jurisdiction in respect of any amounts to be paid by the Guarantor under the Guarantee of Debt Securities of such series, the Guarantor will pay as additional interest such additional amounts as may be necessary in order that the net amounts paid to the holder of any such Debt Security pursuant to the terms of such Debt Security, after such deduction or withholding, will be not less than the amounts specified in such Debt Security to be then due and payable; provided, however, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

    (a) any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, trust, partnership, limited liability company or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident or treated as a resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein or (ii) the presentation of such Debt Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurs later;

    (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

    (c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of (or in respect of) principal of, premium, if any, or interest on such Debt Security;

    (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a Debt Security with a request of the Guarantor addressed to the holder (i) to provide information concerning the nationality, residence or identity of the holder or beneficial owner of such Debt Security, or (ii) to make such declaration or other similar claim or reporting requirement, which is required by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge; provided that, in the case of (ii), the holder is legally entitled to deliver such declaration or similar claim; or

    (e) any combination of items (a), (b), (c) and (d) above;

nor will additional amounts be paid with respect to any payment of the principal of or interest on any such Debt Security to any such holder who is a fiduciary or partnership or limited liability company or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any jurisdiction in which the Guarantor is resident for tax purposes (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company, or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such Debt Security. (Section
1306)

  Under the laws of the British Virgin Islands, where the Guarantor is incorporated, and Barbados, where the Guarantor is licensed as an external International Business Company, as applied and interpreted on the date of this Prospectus, no taxes, levies, imposts or charges of the British Virgin Islands, Barbados or any political subdivision or taxing authority thereof or therein would be required to be deducted or withheld from any payment by the Guarantor under the Guarantees of the Debt Securities.

OPTIONAL TAX REDEMPTION

  Debt Securities of any series may be redeemed at the option of the Guarantor, in whole but not in part, upon not less than 30 nor more than 60 days' notice given as provided in the Indenture, at a redemption price equal to the principal amount thereof (except for Debt Securities issued at a price representing a discount from the principal amount payable at maturity which may be redeemed at the redemption price set forth in such Debt Securities) plus accrued interest to the date fixed for redemption if, as a result of any change in or amendment to the laws or any regulations or ruling promulgated thereunder of any jurisdiction (or of any political subdivision or taxing authority thereof or therein) in which the Guarantor is resident for tax purposes, or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such jurisdiction (or such political subdivision or taxing authority) is a party, which becomes effective on or after the original issue date of such Debt Securities, the Guarantor is or would be required on the next succeeding interest payment date to pay additional amounts with respect to the Debt Securities (as described under "Payment of Additional Amounts" above), and the payment of such additional amounts cannot be avoided by the use of any reasonable measures available to the Guarantor.

  The Debt Securities of any series may also be redeemed at the option of the Guarantor, in whole but not in part, upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to the principal amount thereof (except for Debt Securities issued at a price representing a discount from the principal amount payable at maturity which may be redeemed at the redemption price set forth in such Debt Securities) plus accrued interest to the date fixed for redemption if the person formed by a consolidation or amalgamation of the Guarantor or into which the Guarantor is merged or to which the Guarantor conveys, transfers or leases its properties and assets substantially as an entirety is required, as a consequence of such consolidation, amalgamation, merger, conveyance, transfer or lease and as a consequence of a change in tax law occurring after the date of such consolidation, amalgamation, merger, conveyance, transfer or lease, to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder.

  The Guarantor will also pay, or make available for payment, to holders on the redemption date any additional amounts (as described under "Payment of Additional Amounts" above) resulting from the payment of such redemption price. (Section 1305)

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of that series at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company or the Guarantor (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Indenture specifically dealt with or which has expressly been included in the Indenture solely for the benefit of series of Debt Securities other than that series), and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (e) acceleration of indebtedness of the Guarantor or any Subsidiary of the Guarantor for borrowed money in an outstanding principal amount in excess of $25 million (including a default with respect to Securities of any series other than that series) whether such indebtedness now exists or shall hereafter be created, without such being cured within a period of 10 days after written notice as provided in the Indenture; (f) certain events occurring under bankruptcy, insolvency, reorganization or other similar laws; (g) the Guarantee with respect to that series shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect; or (h) any other event of default provided with respect to Debt Securities of that series. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture (except as to such events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. (Section 501)

  If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, the Holders of a majority in principal amount of outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver" herein.

  Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security and indemnity. (Sections 601 and 603) Subject to such provisions for security and indemnification of the Trustee and certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

  The Indenture requires the Company and the Guarantor to furnish to the Trustee annually statements as to compliance with the Indenture. (Section
1011) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal, any premium, interest or any sinking fund payments) with respect to Debt Securities of such series if it considers it in the interest of the Holders of Debt Securities of such series to do so. (Section 602)

MODIFICATION AND WAIVER

  With the consent of the holders of a majority of the outstanding Debt Securities of each series affected, the Company, the Guarantor and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of Debt Securities of such series under the Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date); (b) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences) provided for in the Indenture; (c) subject to certain exceptions, modify certain specified provisions of the Indenture relating to modification and waiver, except to increase any percentage required to approve a modification or waiver or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Security affected thereby; or
(d) modify any of the substantive provisions of the Guarantees or release or discharge the Guarantor thereunder. (Section 902)

  The Company and the Guarantor may omit in any particular instance to comply with certain specified covenants in the Indenture with respect to the Debt Securities of any series if before the time for such compliance the holders of at least a majority in principal amount of the outstanding Debt Securities of such series shall either waive such compliance in such instance or generally waive compliance with such covenant but no such waiver shall extend to or affect such covenant except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the Guarantor and the duties of the Trustee in respect of any such covenant shall remain in full force and effect. (Section 1012)

  The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all the Debt Securities of such series waive any past default with respect to such series and its consequences, except a default: (a) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or (b) in respect of a covenant or provision of the Indenture which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected. Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon. (Section 513)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

  Defeasance and Discharge. The provisions of the Indenture, as it relates to outstanding Debt Securities of a series, shall no longer be in effect on the 91st day after the date the Company deposits or causes to be deposited irrevocably with the Trustee as trust funds in trust for the purpose of making the following payments: (i) in the case of Debt Securities of such series denominated in U.S. dollars, cash in U.S. dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. government obligations, or (ii) in the case of Debt Securities of such series denominated in a foreign currency (other than a basket currency), money and/or foreign government securities in the same foreign currency, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient to pay and discharge each installment of principal (and premium, if any) (including mandatory sinking fund or analogous payments) of and any interest on all the Debt Securities of such series on the dates such installments of interest or principal are due. It is a condition of such defeasance that (a) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (b) cause any outstanding Debt Securities of such series then listed on the New York Stock Exchange or other securities exchange to be de-listed as a result thereof; (c) no Event of Default or event which with notice or lapse of time would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date; and (d) the Company has delivered to the Trustee an opinion of counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, and based thereon, such opinion shall confirm that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposits, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred and (ii) upon the 91st day after the date of such deposit, the trust funds would not be subject to being characterized as a preference for Bankruptcy Law purposes. (Section 403)

  Defeasance of Certain Covenants. The Company and the Guarantor may omit to comply with certain specified covenants in the Indenture with respect to the Debt Securities of a series, if the Company deposits or causes to be irrevocably deposited with the Trustee as trust funds in trust specifically pledged as security for, and dedicated solely to, the benefit of the holders of such Debt Securities (i) in the case of Debt Securities of such series denominated in U.S. dollars, cash in U.S. dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. government obligations, or (ii) in the case of Debt Securities of such series denominated in a foreign currency (other than a basket currency), money and/or foreign government securities in the same foreign currency, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Trustee), not later than one day before the due date of any payment of money, an amount in cash, sufficient to pay and discharge each installment of principal (and premium, if any) (including mandatory sinking fund or analogous payments) of and any interest on all the Debt Securities of such series on the dates such installments of interest or principal are due. It is a condition of such defeasance that (a) such deposit shall not, in the opinion of counsel, cause the Trustee with respect to the Debt Securities of such series to have a conflicting interest with respect to the Debt Securities of such series; (b) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (c) no Event of Default or event which with notice or lapse of time would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit; and (d) the Company has delivered to the Trustee an opinion of counsel to the effect that (i) holders of the Debt Securities of such series will not recognize income gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (ii) upon the 91st day after the date of such deposit, the trust funds would not be subject to being characterized as a preference for bankruptcy law purposes. (Section 1010)

  Defeasance and Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CONCERNING THE TRUSTEE

  The Chase Manhattan Bank is the Trustee under the Indenture. The Trustee performs services for the Company and the Guarantor in the ordinary course of business and is the administrative agent under a Credit Agreement under which the Company is a borrower.

GOVERNING LAW

  The Indenture, the Debt Securities and the Guarantees are governed by and construed in accordance with the laws of the State of New York. (Section 112) Under New York law, claims for payment of principal, premium, if any, and interest will be barred by the statute of limitations six years after such amounts become due and payable.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Debt Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Applicable Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the Offered Debt Securities may be listed.

  If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Applicable Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Applicable Prospectus Supplement, the obligations of the underwriters or agents to purchase the Offered Debt Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of Offered Debt Securities with respect to which this Prospectus is delivered, the Company will sell such Offered Debt Securities to the dealers as principals. The dealers may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Applicable Prospectus Supplement. Unless otherwise indicated in the Applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  Offered Debt Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Applicable Prospectus Supplement.

  In connection with the sale of the Offered Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Offered Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Offered Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Applicable Prospectus Supplement, and the Applicable Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto.

  Some or all of the Offered Debt Securities may be new issues of securities with no established trading market. Any underwriters to whom Offered Debt Securities are sold by the Company for public offering and sale may make a market in such Offered Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Debt Securities.

  Certain of the underwriters, dealers or agents and their affiliates may be customers of, engage in transactions with, and perform services for, the Guarantor or the Company in the ordinary course of business.

                      VALIDITY OF OFFERED DEBT SECURITIES

  The validity of the Offered Debt Securities will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York, and for any underwriters by Simpson Thacher & Bartlett, New York, New York. The validity of the Guarantees will be passed upon for the Guarantor by Harney, Westwood & Riegels, the British Virgin Islands.

                                    EXPERTS

  The audited financial statements of Tommy Hilfiger at March 31, 1997 and 1996 and for the three years in the period ended March 31, 1997 incorporated in this Registration Statement on Form S-3 by reference to (a) the Current Report on Form 8-K of the Guarantor dated April 1, 1998 (the "April 1, 1998 Form 8-K"), (b) the Annual Report on Form 10-K of the Guarantor for the fiscal year ended March 31, 1997, which financial statements have been modified as filed on the April 1, 1998 Form 8-K and (c) the audited combined financial statements of Pepe Jeans USA, Inc. and Pepe Jeans Far East Limited included in the Guarantor's Proxy Statement dated March 30, 1998, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The audited financial statements of Tomcan Investments Inc. as at and for the nine months ended December 31, 1997 and of Tommy Hilfiger Canada Inc. as at and for the fiscal year ended March 31, 1997 incorporated in this Registration Statement on Form S-3 by reference to the Guarantor's Proxy Statement dated March 30, 1998, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The audited financial statements of Tommy Hilfiger Canada Inc. as at March 31, 1996 and for the fiscal years ended March 31, 1996 and March 31, 1995 incorporated in this Registration Statement on Form S-3 by reference to the Guarantor's Proxy Statement dated March 30, 1998, have been so incorporated in reliance on the report of Ptack Schnarch Basevitz, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                [TOMMY HILFIGER
                   TRADEMARK RED, WHITE AND BLUE FLAG LOGO]



                     [TOMMY HILFIGER TRADEMARK CREST LOGO]



                              [HILFIGER ATHLETICS

                 TRADEMARK RED, WHITE AND BLUE LOGO WITH FLAG]



                                 [TOMMY JEANS

                   TRADEMARK RED, WHITE AND BLUE FLAG LOGO]